Exemption Number 82-4422

BANCO VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL


05008655


SEC MAIL
PROCESSING
RECEIVED
JUN 01 2005
WASH., D.C.
190
SECTION

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

May 31, 2005

NY 953802_1.DOC

EXHIBIT INDEX

Exhibit 1	Annual Report and Audited financial statements at December 31, 2004
Exhibit 2	Balance sheets and statements of published earnings at December 31, 2004, January 31, February 28, March 31 and April 30, 2005

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS CAYMAN ISLANDS BRANCH

Financial Statements
As of December 31 and June 30, 2004
Together with Report of Independent Public Accountants

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS CAYMAN ISLANDS BRANCH

FINANCIAL STATEMENTS
AS OF DECEMBER 31 AND JUNE 30, 2004

CONTENTS

M MAZARS

ADRIANZA, GARCIA & ASOCIADOS

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of Venezolano de Crédito, S.A. Banco Universal and its Cayman Islands Branch, as of December 31 and June 30, 2004, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN") applicable to the Venezuelan financial system. These accounting standards differ, in some aspects, from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its Cayman Islands Branch as of December 31 and June 30, 2004, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

Our audits were made for the purpose of forming an opinion on the basic financial statements of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch taken as a whole, stated in historical amounts. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

ADRIANZA, GARCIA & ASOCIADOS
REPRESENTATIVES OF THE INTERNATIONAL FIRM MAZARS



Caracas, Venezuela
January 13, 2005

Mercedes E. Rodríguez S.
CPC N° 17299
Registered with the CNV under N° R- 894
and with the SUDEBAN under N° CP 564

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of historical bolivars)

ASSETS	31-12-04	30-06-04
CASH AND DUE FROM BANKS:		
Cash	**37.908.653**	22.209.490
Banco Central de Venezuela (Note 3)	**174.051.975**	141.244.558
Due from domestic banks and other financial institutions	-	-
Due from foreign banks and correspondents	**36.027.766**	11.074.901
Due from main office and branches	-	-
Clearing house funds	**17.186.744**	27.120.063
(Allowance for cash and due from banks)	-	-
	265.175.138	201.649.012
INVESTMENT SECURITIES (Note 4):		
Placements in Banco Central de Venezuela and interbank transactions	**276.550.885**	170.397.905
Trading securities	-	-
Available-for-sale securities	**22.690.060**	41.271.507
Held-to-maturity securities	**153.812.613**	249.764.155
Restricted cash investments	**117.086.609**	103.611.592
Other securities	-	-
(Allowance for investment securities)	-	-
	570.140.167	565.045.159
LOAN PORTFOLIO (Note 5):		
Current loans	**723.109.832**	468.676.313
Restructured loans	**3.230.558**	3.227.239
Past-due loans	**2.281.124**	2.659.873
Loans in litigation	**1.693.461**	3.070.207
(Allowance for loan portfolio)	**(12.199.132)**	(11.182.725)
	718.115.843	466.450.907
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	**48.834**	4.298
Accrued interest receivable from investment securities	**3.719.997**	6.539.065
Accrued interest receivable from loan portfolio	**7.093.116**	4.380.252
Commissions receivable	**1.438.107**	1.033.472
Accrued interest and commissions receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	**(229.749)**	(173.300)
	12.070.305	11.783.787
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	**5.639.686**	5.544.039
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	**(28.301)**	(28.301)
	5.611.385	5.515.738
FORECLOSED ASSETS (Note 8)	**8.999.358**	10.387.382
PREMISES AND EQUIPMENT (Note 9)	**28.093.171**	25.102.449
OTHER ASSETS (Note 10)	**20.611.344**	12.477.793
	1.628.816.711	1.298.412.227
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	**359.283.981**	274.946.749
Trust assets	**2.399.726.914**	2.394.603.216
Other trusts	**96.807.201**	96.807.201
Other debit memorandum accounts	**1.708.962.768**	1.308.829.258
	4.564.780.864	4.075.186.424

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-04	30-06-04
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts		
Non-interest-bearing current accounts	**320.428.148**	285.974.685
Interest-bearing current accounts	**369.371.977**	288.652.307
	689.800.125	574.626.992
Other demand obligations	**21.491.963**	28.265.409
Money transaction table obligations	-	-
Savings deposits	**177.929.716**	151.938.624
Time deposits	**308.841.269**	239.008.040
Securities issued by the Bank	-	-
Restricted customers' deposits	**66.056.689**	54.684.414
	1.264.119.762	1.048.523.479
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions due in one year or less	**20.591.023**	19.184.496
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	**58.281.784**	10.081.954
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	**484.637**	529.099
	79.357.444	29.795.549
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	**161.540**	249.038
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	**1.416.253**	795.437
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	**93.928**	87.985
Accrued expenses for other financial intermediation obligations	-	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	1.510.181	883.422
ACCRUALS AND OTHER LIABILITIES (Note 13)	**91.075.390**	51.678.368
Total liabilities	**1.436.224.317**	1.131.129.856
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	**50.400.000**	42.000.000
Uncapitalized equity contributions	**27.385.896**	27.385.896
Capital reserves	**48.641.183**	44.952.889
Retained earnings	**65.037.289**	52.788.105
Unrealized gain or loss on available-for-sale securities	**1.128.026**	155.481
Treasury stock	-	-
Total stockholders' equity	**192.592.394**	167.282.371
	1.628.816.711	1.298.412.227
PER CONTRA MEMORANDUM ACCOUNTS	**4.564.780.864**	**4.075.186.424**

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of historical bolivars, except for net earnings per share and amounts per share)

	31-12-04	30-06-04
FINANCIAL INCOME:		
Cash and due from banks	7.836	26.470
Investment securities	28.158.033	36.943.192
Loan portfolio	51.271.033	37.438.472
Other accounts receivable	1.221.972	824.126
Investments in subsidiaries, affiliates and branches	-	-
Main office and branches	-	-
Other	69.055	148.509
	80.727.929	75.380.769
FINANCIAL EXPENSES:		
Customers' deposits	12.755.828	8.555.892
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	232.005	183.898
Other financial intermediation obligations	82.475	220.448
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	-	1.235
	13.070.308	8.961.473
Gross financial margin	67.657.621	66.419.296
INCOME FROM RECOVERY OF FINANCIAL ASSETS	79.904	2.593.870
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	1.468.272	-
Expenses for allowance and adjustments	-	-
	1.468.272	-
Net financial margin	66.269.253	69.013.166
OTHER OPERATING INCOME (Note 15)	29.469.622	25.971.037
OTHER OPERATING EXPENSES	3.980.577	3.331.315
Financial intermediation margin	91.758.298	91.652.888
LESS- OPERATING EXPENSES:		
Personnel	22.600.606	21.396.037
General and administrative expenses	21.754.838	18.319.970
Contributions to FONDO DE GARANTIA DE DEPOSITOS Y PROTECCION BANCARIA	2.193.014	1.979.370
Contributions to SUPERINTENDENCIA DE BANCOS Y OTRAS INSTITUCIONES FINANCIERAS	751.258	571.706
	47.299.716	42.267.083
Gross operating margin	44.458.582	49.385.805
Income from foreclosed assets	655.113	1.086.867
Income from special programs	-	-
Miscellaneous operating income	2.362.932	2.665.804
Expenses for foreclosed assets	(1.300.242)	(1.508.025)
Expenses for depreciation, amortization and impaired miscellaneous assets	(57.426)	(57.426)
Miscellaneous operating expenses	(3.711.761)	(5.408.137)
	(2.051.384)	(3.220.917)
Net operating margin	42.407.198	46.164.888
EXTRAORDINARY INCOME	119.935	87.495
EXTRAORDINARY EXPENSES	394.192	416.340
Gross income before income taxes	42.132.941	45.836.043
INCOME TAXES	5.250.000	3.850.000
Net income	36.882.941	41.986.043
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	3.688.294	2.099.303
Statutory earnings-		
Board of Directors	2.944.263	3.589.974
Officers and employees	-	-
	2.944.263	3.589.974
Retained earnings-		
Restricted undistributed earnings	371.357	2.667.674
Available undistributed earnings	29.879.027	33.629.092
	30.250.384	36.296.766
	36.882.941	41.986.043
NET EARNINGS PER SHARE (in bolivars)	380	457
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	89.233	84.000

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Total	Unrealized gain or loss on available-for-sale securities	Total stockholders' equity
BALANCES, as of December 31, 2003	42.000.000	27.385.896	42.853.586	9.950.227	38.461.112	48.411.339	812.880	161.463.701
Net income for the six-month period	-	-	-	-	41.986.043	41.986.043	-	41.986.043
Transfer to legal reserve (Note 14)	-	-	2.099.303	-	(2.099.303)	(2.099.303)	-	-
Statutory earnings - Board of directors	-	-	-	-	(3.589.974)	(3.589.974)	-	(3.589.974)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(31.920.000)	(31.920.000)	-	(31.920.000)
Net unrealized loss on valuation of available-for-sale securities	-	-	-	-	-	-	(657.399)	(657.399)
Transfer to Restricted undistributed earnings-								
Net income for the six-month period of foreign branch	-	-	-	2.566.069	(2.566.069)	-	-	-
Equity in earnings of unconsolidated subsidiary	-	-	-	101.605	(101.605)	-	-	-
BALANCES, as of June 30, 2004	42.000.000	27.385.896	44.952.889	12.617.901	40.170.204	52.788.105	155.481	167.282.371
Net income for the six-month period	-	-	-	-	36.882.941	36.882.941	-	36.882.941
Transfer to legal reserve (Note 14)	-	-	3.688.294	-	(3.688.294)	(3.688.294)	-	-
Statutory earnings - Board of directors	-	-	-	-	(2.944.263)	(2.944.263)	-	(2.944.263)
Dividends declared (Note 14)-								
Cash	-	-	-	-	(9.601.200)	(9.601.200)	-	(9.601.200)
Shares	8.400.000	-	-	-	(8.400.000)	(8.400.000)	-	-
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	972.545	972.545
Transfer to Restricted undistributed earnings-								
Net Income for the six-month period of foreign branch	-	-	-	275.710	(275.710)	-	-	-
Equity in earnings of unconsolidated subsidiary	-	-	-	95.647	(95.647)	-	-	-
BALANCES, as of December 31, 2004	50.400.000	27.385.896	48.641.183	12.989.258	52.048.031	65.037.289	1.128.026	192.592.394

The accompanying notes (1 to 25) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of historical bolivars)

	31-12-04	30-06-04
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	36.882.941	41.986.043
Adjustments to reconcile net income to cash from operating activities-		
Income from recovery of financial assets	-	(1.946.449)
Allowance for uncollectible and impaired financial assets	1.468.272	-
Depreciation and amortization	3.984.091	3.704.439
Equity in earnings for the six-month period	(95.647)	(101.605)
Net change in other assets	(9.319.496)	(2.598.581)
Net change in interests and commissions receivable	(342.967)	(246.369)
Net change in accruals and other liabilities	39.051.162	(45.015)
Net change in interests and commissions payable	626.759	496.812
Statutory earnings	(2.944.263)	(3.589.974)
Net cash from operating activities	69.310.852	37.659.301
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Net change in customers' deposits	215.596.283	119.336.594
Net change in other borrowings	49.561.895	(121.468.944)
Net change in other financial intermediation obligations	(87.498)	(234.510)
Dividends paid	(9.601.200)	(31.920.000)
Net cash from (used in) financing activities	255.469.480	(34.286.860)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(636.808.094)	(455.863.542)
Loans collected for the period	384.077.195	319.795.719
Net change in placements in Banco Central de Venezuela and interbank transactions	(106.152.980)	223.876.647
Net change in available-for-sale securities	19.553.992	(1.560.392)
Net change in held-to-maturity securities	95.951.542	(41.943.588)
Net change in restricted cash investments	(13.475.017)	(64.323.056)
Additions to premises and equipment and foreclosed assets, net	(4.400.844)	(889.677)
Net cash used in investing activities	(261.254.206)	(20.907.889)
Net increase (decrease) in cash and due from banks	63.526.126	(17.535.448)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	201.649.012	219.184.460
CASH AND DUE FROM BANKS, at the end of the six-month period	265.175.138	201.649.012

The accompanying notes (1 to 25) are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31 AND JUNE 30, 2004

NOTE 1.- Incorporation and Purpose:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country, in Grand Cayman Islands and a representation office in Miami.

Venezolano de Crédito, S.A. Banco Universal is a Universal Bank subject to the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and subject to the applicable regulations of the SUDEBAN, and Banco Central de Venezuela – BCV (The Central Bank of Venezuela, hereinafter referred to as "BCV"). Additionally, the Bank is registered with the "Comisión Nacional de Valores" (National Securities Commission) and is listed on the "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also subject to the Capital Market Law and the standards of the "Comisión Nacional de Valores" (National Securities Commission).

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

NOTE 2.- Accounting Policies and Practices:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant differences are the nonrecognition of the effects of

inflation on the financial statements as basic information but as supplemental information (see Exhibits I to V), the amortization of chattels and real estate, and the creation of general provisions for loan portfolios, which are not required under generally accepted accounting principles, the nonrecognition of gains or losses from the sale of certain foreclosed assets (see Note 8), the allowance criteria for interests on past-due and restructured loan portfolio and the nonconsideration of investment securities easily convertible into short-term cash, not subject to significant value fluctuation risks as cash and cash equivalents.

A summary of the most important policies and practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

b. Use of estimates-

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Principles of combination or integration-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end official exchange rate.

The exchange rate applied by the Bank as of December 31 and June 30, 2004, for the conversion of the financial statements of its foreign branch was Bs. 1,915.20 per US dollar (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash and equivalents.

e. Investment securities-

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale securities are those not classified as trading nor as held-to-maturity securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

Placements in BCV and interbank placements include liquidity surplus investments made by financial institutions with BCV in overnight obligations and obligations issued by local financial institutions due in 60 days or less, which are recorded at their realization value, equivalent to cost and nominal value.

As of December 31 and June 30, 2004 restricted cash investment securities are mainly represented by investment securities acquired under resale agreements (repo transactions).

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income for the period as they arise.

f. Repurchase-resale agreements-

The Bank enters into short-term purchase contracts of securities under agreements to resell (repo agreements). The amounts placed for repo transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparts of the purchase contracts under resale agreements in order to evaluate whether it is necessary to adjust the book value of the repo agreement to the market value of the underlying assets.

g. Allowance for loan portfolio and contingent portfolio-

The allowance for loan portfolio and contingent portfolio is maintained at levels adequate to cover potential losses from loans determined on the basis of the standards provided by the SUDEBAN. Management determines the adequacy of such allowance through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan portfolio is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific individuals provisions determined on the basis mentioned in the preceding paragraph, the allowance for loan portfolio includes a general provision, that is over 1% of the gross loan portfolio, except for the loan portfolio to micro-entrepreneurs that requires a general provision of 2%, pursuant to Resolution N° 009-1197 dated November 28, 1997 and Resolution No. 010-02 dated January 24, 2002. At December 31 and June 30, 2004, the general provision is equivalent to 1.02% and 1.06% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of said portfolio and is shown in the "Accruals and other liabilities" caption.

h. Derivatives-

The Bank entered into forward foreign currency contracts for trading purposes. The current forward contracts correspond to transactions made before the effectiveness of the exchange control regime (see Notes 16 and 24).

The forward foreign currency contracts for trading purposes and those that do not meet the necessary conditions to be classified as hedging are accounted for at their fair value. Fair value of forwards is determined by calculating the forward exchange rate at which the Bank would agree a similar transaction on the basis of the current value of future discounted cash flows for the remaining term from the year-end until the maturity date. The unrealized gain or loss from the valuation of the forward is calculated based on the difference between the year-end spot rate and the forward rate obtained thereby.

The gains or losses from the valuation of forward foreign currency contracts realized for trading purposes are deferred in Other assets and Financial intermediation obligations, respectively.

i. Investments in unconsolidated affiliates and subsidiaries-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the participation in the investment is recorded in income as "Other operating income" or "Other operating expenses", as applicable, and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in earnings or losses of subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

j. Foreclosed assets-

Foreclosed assets are mainly composed of real estate and chattels received in payment, idle assets and other foreclosed assets. Real estate and chattels received in payment are accounted for at the lower of capital book value and disbursements recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Idle assets are accounted for at the lower of book or realization value. Improvements or additions that may increase the useful life of assets or their realization value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while idle assets are removed from the asset accounts after 24 months, period over which they are amortized.

Other foreclosed assets are composed of assets constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

k. Premises and equipment-

Premises and equipment in this category are owned by the Bank for its use and are stated at acquisition cost. Premises and equipment are depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

l. Deferred expenses-

Deferred expenses mainly include disbursements for organization and facility expenses, goodwill, purchased licenses, software and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred.

The goodwill included in the Deferred expenses caption represents the excess of acquisition cost over the book value of the net assets of the absorbed entities.

Deferred expenses are recorded at cost and are amortized over a maximum term of four years, except for goodwill that is amortized over 20 years or less.

m. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the SUDEBAN.

n. Accrual for labor indemnities-

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust on behalf of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

o. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption.

Due to the uncertain recovery of the deferred tax asset, the Bank has not recorded the contingent asset resulting from deferring the tax effect caused by the temporary differences arisen between book and tax income.

p. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank, the effective discount rates and salary increase used to calculate the obligation for the benefit projected in long term were 4.63% and 0.93% on an annual basis, respectively.

q. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and investment securities, according to the standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

r. Financial income and expense-

Interest income and expense are recorded in the period when earned or incurred, depending on the effectiveness of the transactions generating the income or expense.

Accrued interests on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income when collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on those loans qualified as a loss risk over 15% classified as actual risk, high-risk and irrecoverable and on the portfolio classified as past due or in litigation and interests on installment loans are provisioned when they are 30 days due, which are fully provisioned.

Loans included in high risk or irrecoverable categories do not accrue any interest income, even if they are current or restructured. Accrued interests are recorded in memorandum accounts and recognized as collected.

According to the provisions of BCV, the Bank determines asset and liability interest rates with its clients, taking in consideration the financial market conditions.

s. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

t. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of December 31 and June 30, 2004, foreign currency balances were adjusted at the official year-end exchange rate, which was fixed by BCV upon application of the exchange management regime (see Note 24).

As of December 31 and June 30, 2004, the exchange rate used by the Bank was Bs. 1,915.20 per US dollar.

The foreign currency balances included in the balance sheets as of December 31 and June 30, 2004 are detailed in Note 23.

u. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period, less the statutory earnings, by the average number of outstanding shares for the six-month periods ended December 31 and June 30, 2004.

NOTE 3.- Reserve balances and other deposits maintained in BCV:

Under current legal regulations, financial institutions are required to maintain certain levels of cash liquidity deposited in BCV, as provided by such institute through special resolutions. As of December 31 and June 30, 2004, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or liability transactions carried out by the institution with private sector entities (regular reserve balance) and public sector entities. The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency. The reserve balance does not generate any yield.

As of December 31 and June 30, 2004, the reserve balance required by the BCV amounts to Bs. 171,696 million and Bs. 136,879 million, respectively, while the reserve balance in foreign currency amounts to Bs. 871 million (equivalent to US$ 455,000) for both six-month periods. The Bank maintained balances available in the BCV to cover such reserve balance at those dates.

NOTE 4.- Investment securities:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these securities. As of December 31 and June 30, 2004, investment securities are represented as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Investment securities-		
Placements in BCV and interbank transactions	**276,550,885**	170,397,905
Available-for-sale securities	**22,690,060**	41,271,507
Held-to-maturity securities	**153,812,613**	249,764,155
Restricted cash securities	**117,086,609**	103,611,592
	570,140,167	565,045,159

a. Placements in BCV and interbank transactions-

The book value of placements in BCV and interbank transactions, which are shown at their realization value, is as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Placements in BCV and interbank transactions:		
Bonds and obligations issued by BCV-		
Registered demand certificates of deposit issued by BCV with a nominal value of Bs. 260,824 million, annual yields of 12%, and due between January and February 2005 (with a nominal value of Bs. 156,834 million, annual yield of 12%, and due between July and August 2004, as of June 2004)	**260,824,000**[1]	156,834,000[1]
Overnight obligations-		
Overnight placements with domestic financial institutions, with a nominal value of Bs. 3,000 million and annual yield of 0.49% (nominal value of Bs. 5,000 million and annual yields between 0.50% and 1%, as of June 2004)		
Banco del Caribe, C.A., Banco Universal	**-0-**	4,000,000[1]
Citibank, Banco Universal	**3,000,000**[1]	1,000,000[1]
	3,000,000	5,000,000
Overnight placements with foreign financial institutions- nominal value of US$ 6,645,199 and annual yield of 1.47% (nominal value of US$ 4,471,546 and annual yield of 0.88%, as of June 2004)		
JP Morgan Chase Bank	**9,777,477**[1]	7,418,615[1]
Bank of America Intl, Miami	**-0-**	1,145,290[1]
Brown Brothers Harriman & Co	**2,949,408**[1]	-0-
	12,726,885	8,563,905
	276,550,885	170,397,905

b. Available-for-sale securities-

Available-for-sale investment securities as of December 31 and June 30, 2004, stated at their fair market value, are detailed as follows:

[1] **The fair value corresponds to nominal value.**

As of December 31, 2004	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Participation in domestic private nonfinancial companies-				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	**16,875**	**46,071**	**-0-**	**62,946**[2]
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	**947,246**	**775,852**	**-0-**	**1,723,098**[2]
Siderúrgica Venezolana (SIVENSA), S.A., (222,694 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	**597**	**17,887**	**-0-**	**18,484**[2]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with a nominal value of Bs. 1,400 each and a 0.01% capital share)	**7,547**	**-0-**	**(342)**	**7,205**[2]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,479,362 shares with a nominal value of Bs. 100 each and a 0.47% capital share)	**9,577**	**5,217**	**-0-**	**14,794**[2]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (1,917,897 shares with a nominal value of Bs. 100 each and a 0.85% capital share)	**9,973**	**9,685**	**-0-**	**19,658**[2]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	**138,600**	**113,904**	**-0-**	**252,504**[2]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	**184,459**	**170,799**	**-0-**	**355,258**[2]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	**34,089**	**73,315**	**-0-**	**107,404**[2]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	**14,000**	**3,850**	**-0-**	**17,850**[2]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	**40,770**	**142,695**	**-0-**	**183,465**[2]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 6,459 each and a 17.7% capital share)	**133,083**	**3,635**	**-0-**	**136,718**[2]

[2] **The fair value corresponds to the quotation value in the Caracas stock exchange.**

As of December 31, 2004

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
	(In thousands of bolivars)			
Corporación Suiche 7B, C.A. (62,700 shares with a nominal value of Bs. 1,000 each and an 8.11% capital share)	**9,925**	**-0-**	**-0-**	**9,925**[3]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	**5,201**	**11,988**	**-0-**	**17,189**[4]
Desarrollos del Sol, C.A. (180 shares with a nominal value of Bs. 100 each and an 18% capital share)	**18**	**-0-**	**-0-**	**18**[3]
C.A. Nacional Teléfonos de Venezuela (C.A.N.T.V.) Class "D", (6 shares with a nominal value of Bs. 36.90 each)	**49**	**-0-**	**-0-**	**49**[3]
	1,552,009	**1,374,898**	**(342)**	**2,926,565**
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of US$ 2.4 equivalent to Bs. 4,596 each)	**11,309**	**19,510**	**-0-**	**30,819**[4]
	1,563,318	**1,394,408**	**(342)**	**2,957,384**
Other-				
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (US$ 10,442,102; 1,059,999 investment units)	**19,998,716**	**-0-**	**(266,040)**	**19,732,676**[5]
	21,562,034	**1,394,408**	**(266,382)**	**22,690,060**

As of June 30, 2004

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
	(In thousands of bolivars)			
Available-for-sale investment securities:				
Obligations issued by foreign private nonfinancial companies-				
Shell Finance Uk Plc (nominal value of US$ 5,000,000, Bs. 9,576 million, with annual yield of 3.50% and due in October 2008)	9,576,000	-0-	(127,945)	9,448,055[6]
Participation in domestic financial institutions-				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	16,875	48,319	-0-	65,194[4]

[3] The fair value is equivalent to the acquisition cost.
[4] The fair value corresponds to the quotation value in the Caracas stock exchange.
[5] The fair value corresponds to the investment unit value published by the mutual fund.
[6] The fair value corresponds to the quotation value in the foreign stock exchange.

As of June 30, 2004	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, S.A.C.A. (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	947,246	603,852	-0-	1,551,098[9]
Siderúrgica Venezolana (SIVENSA), S.A., (222,694 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	597	4,748	-0-	5,345[9]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A. (6,230 ADR'S with a nominal value of Bs. 1,400 each and a 0.01% capital share)	7,547	-0-	(342)	7,205[9]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	11,517	45	-0-	11,562[9]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	11,351	-0-	(437)	10,914[9]
CEMEX Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	138,600	52,397	-0-	190,997[9]
CEMEX Venezuela, S.A.C.A. (910,918 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	184,459	84,262	-0-	268,721[9]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	34,089	63,976	-0-	98,065[9]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	14,000	-0-	(525)	13,475[9]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	40,770	176,670	-0-	217,440[9]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 6,459 each and a 17.7% capital share)	133,083	3,635	-0-	136,718[7]
Corporación Suiche 7B, C.A. (62,700 shares with a nominal value of Bs. 1,000 each and an 8.11% capital share)	9,925	-0-	-0-	9,925[8]
Corporación Industrial de Energía, C.A., S.A.C.A. (661,122 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	5,201	11,989	-0-	17,190[9]

[7] The fair value is equivalent to the equity value.
[8] The fair value is equivalent to the acquisition cost.
[9] The fair value corresponds to the quotation value in the Caracas stock exchange.

As of June 30, 2004	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
	(In thousands of bolivars)			
Desarrollos del Sol, C.A., (180 shares with a nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[10]
	1,538,403	1,001,574	(1,304)	2,538,673
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of US$ 2.4 equivalent to Bs. 4,596 each)	11,309	19,507	-0-	30,816[11]
	1,566,587	1,069,400	(1,304)	2,634,683
Other-				
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (US$ 15,650,291; 1,556,750 investment units)	29,973,439	-0-	(784,670)	29,188,769[12]
	41,116,026	1,069,400	(913,919)	41,271,507

Maturities for available-for-sale investment securities are as follows:

	31-12-04		30-06-04	
	Acquisition cost	**Fair market value**	Acquisition cost	Fair market value
	(In thousands of bolivars)			
Due from one to five years	**-0-**	**-0-**	9,576,000	9,448,055
Undefined maturity (shares)	**21,562,034**	**22,690,060**	31,540,026	31,823,452
	21,562,034	**22,690,060**	41,116,026	41,271,507

During the six-month period ended December 31, 2004, the acquisition cost of the investment maintained in the mutual fund "Goldman Sachs Enhanced Cash Fund Administration Shares" decreased by US$ 207,050, approximately equivalent to Bs. 397 million, as it was considered that the investment unit value had experienced losses with few possibilities of recovery in the future. Such devaluation was recorded with charge to income for the six-month period in "Other operating expenses" caption.

For the six-month period ended December 31, 2004, the Bank sold available-for-sale securities for Bs. 274,285 million (Bs. 286,006 million, for the six-month period ended June 30, 2004) recording Bs. 9,319 million (Bs. 8,263 million, for June 2004) in the "Other operating income" caption as realized gains on the sale of such securities. Additionally, the Bank recorded losses from the sale of available-for-sale securities for approximately Bs. 272 million (Bs. 32 million, for June 2004), which were recorded in the "Other operating expenses" caption.

---

[10] **The fair value is equivalent to the acquisition cost.**
[11] **The fair value corresponds to the quotation value in the Caracas stock exchange.**
[12] **The fair value corresponds to the investment unit value published by the mutual fund.**

c. Held-to-maturity securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of December 31, 2004	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Bonds and obligations issued by BCV-				
Nominative demand Certificates of Deposit (with a nominal value of Bs. 28,475 million, with annual yield of 13%, and due between January and February 2005)	28,475,000	-0-	-0-	28,475,000[13]
Time deposits in foreign financial institutions (with annual yields ranging between 1.97% and 2.35%, with a nominal value of US$ 47,910,362, Bs. 91,758 million and due between January and February 2005)-				
JP Morgan Chase Bank, New York	16,662,240	-0-	-0-	16,662,240[13]
Barclays Bank PLC Miami	27,089,437	-0-	-0-	27,089,437[13]
Standard Chartered Bank, New York	28,854,249	-0-	-0-	28,854,249[13]
Ing Bank New York	19,152,000	-0-	-0-	19,152,000[13]
	91,757,926	-0-	-0-	91,757,926
Obligations issued by foreign financial institutions-				
Prudencial Funding Corp (with a nominal value of US$ 1,250,000 -Bs. 2,394 million, with annual yields ranging between 1.98% and 2.23% and due between January and April 2005)	2,394,000	-0-	(670)	2,393,330[14]
American Express Credit Corp (with a nominal value of US$ 2,000,000 -Bs. 3,830 million, with annual yields ranging between 2.20% and 2.25% and due in January 2005)	3,830,400	-0-	(77)	3,830,323[14]
UBS Finance (Delaware) LLC (with a nominal value of US$ 500,000 -Bs. 958 million-, annual effective rate of return of 2.37% and due in February 2005)	953,896	170	-0-	954,066[14]
International Bank for Reconstruction & Development (with a nominal value of US$ 500,000 -Bs. 958 million- annual effective rate of return of 4% and due in December 2014)	954,745	1,227	-0-	955,972[14]
	8,133,041	1,397	(747)	8,133,691

[13] **The fair value corresponds to nominal value.**
[14] **The fair value corresponds to the quotation value in the foreign stock exchange.**

As of December 31, 2004	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Obligations issued by domestic private nonfinancial companies -				
Mercantil Servicios Financieros, C.A. (with a nominal value of 12,930 million, with annual yields ranging between 13.74% and 14.72% and due between May 2005 and March 2007)	12,930,000	-0-	-0-	12,930,000[15]
Citibank Mercado de Capitales, C.A. Casa de Bolsa (with a nominal value of Bs. 2,000 million, with annual yield of 13.97% and due in October 2005)	2,000,000	-0-	-0-	2,000,000[15]
	14,930,000	-0-	-0-	14,930,000
Obligations issued by foreign private nonfinancial companies-				
General Electric Capital Corp (with annual yield of 2.37%, with a nominal value of US$ 2,000,000, Bs. 3,830 million and due in February 2005)	3,830,400	383	-0-	3,830,783[16]
HBO Treasury Service PLC (with annual effective rate of return of 2.20%, with a nominal value of US$ 500,000, Bs. 958 million and due in January 2005)	956,144	29	-0-	956,173[16]
Pfizer Inc (with annual effective rate of return of 2.37%, with a nominal value of US$ 500,000, Bs. 958 million and due in March 2005)	952,787	-0-	(4)	952,783[16]
Procter & Gamble Company (with annual effective rate of return of 2.38%, with a nominal value of US$ 500,000, Bs. 958 million and due in March 2005)	952,998	44	-0-	953,042[16]
Unilever Capital Corp. (with annual effective rate of return of 2.29%, with a nominal value of US$ 500,000, Bs. 958 million and due in February 2005)	955,053	48	-0-	955,101[16]
7- Eleven, Inc (with annual effective rate of return of 2.26%, with a nominal value of US$ 500,000, Bs. 958 million and due in January 2005)	956,104	69	-0-	956,173[16]
Coca Cola Enterprises Inc (with annual effective rate of return of 2.27%, with a nominal value of US$ 500,000, Bs. 958 million and due in January 2005)	955,976	73	-0-	956,049[16]
Cargill, Inc (with annual effective rate of return of 2.23%, with a nominal value of US$ 500,000, Bs. 958 million and due in January 2005)	957,184	52	-0-	957,236[16]
	10,516,646	698	(4)	10,517,340
	153,812,613	2,095	(751)	153,813,957

[15] **The fair value corresponds to nominal value.**

[16] ***The fair value corresponds to the quotation value in the foreign stock exchange.***

As of June 30, 2004	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Bonds and obligations issued by BCV-				
Nominative demand Certificates of Deposit (with a nominal value of Bs. 144,735 million, with annual yield of 13% and due between July and September 2004)	144,735,000	-0-	-0-	144,735,000[17]
Time deposits in foreign financial institutions (with a nominal value of US$ 47,043,732, Bs. 90,098 million, with annual yields ranging between 1.02% and 1.25% and due between July and August 2004)-				
JP Morgan Chase Bank	53,625,600	-0-	-0-	53,625,600[17]
Barclays Bank PLC Miami	26,887,873	-0-	-0-	26,887,873[17]
Standard Chartered Bank	9,584,682	-0-	-0-	9,584,682[17]
	90,098,155	-0-	-0-	90,098,155
Obligations issued by domestic private nonfinancial companies (with nominal value of Bs. 14,931 million and annual yields ranging between 14.74% and 17.31%, and due between October 2004 and November 2006)-				
Mercantil Servicios Financieros, C.A.	12,931,000	-0-	-0-	12,931,000[17]
Citibank Mercado de Capitales, C.A. Casa de Bolsa	2,000,000	-0-	-0-	2,000,000[17]
	14,931,000	-0-	-0-	14,931,000
	249,764,155	-0-	-0-	249,764,155

Maturities for held-to-maturity investment securities are as follows:

	31-12-04		30-06-04	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
	(In thousands of bolivars)			
Due in one year or less	**145,927,868**	**145,927,985**	242,264,155	242,264,155
Due from one to five years	**6,930,000**	**6,930,000**	7,500,000	7,500,000
Due from five to ten years	**954,745**	**955,972**	-0-	-0-
	153,812,613	**153,813,957**	249,764,155	249,764,155

[17] **The fair value corresponds to nominal value.**

d. Restricted cash investment securities-

Restricted cash investment securities are composed as follows:

	31-12-04		30-06-04	
	Cost	**Market value**	Cost	Market value
	(In thousands of bolivars)			
Restricted cash investment securities:				
Securities purchased under agreements to resell-				
Banco Central de Venezuela (Repos of the National Public Debt Bonds) with a nominal value of Bs. 115,301 million, annual yields between 12% and 13%, and due between January and February 2005 (with a nominal value of Bs. 101,631 million, annual yields between 12% and 13%, and due between July and September 2004 as of June 2004)	**115,301,000**	**115,301,000**	101,631,000	101,631,000[18]
Other:				
Time deposits in foreign financial institutions with a nominal value of US$ 932,336, annual yield of 1.88% (nominal value of US$ 1,034,481, annual yields ranging between 0.70% and 0.80%, as of June 2004)				
Bank of America	**1,785,609**	**1,785,609**	1,775,442	1,775,442[19]
JP Morgan Chase Bank	**-0-**	**-0-**	205,150	205,150[19]
	1,785,609	**1,785,609**	1,980,592	1,980,592
	117,086,609	**117,086,609**	103,611,592	103,611,592

As of December 31 and June 30, 2004, restricted cash investment securities are due in six months or less.

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions destined to guarantee to Visa International Service Association and MasterCard International Inc. those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investing activities mainly in bonds and obligations issued by the BCV, and placements in domestic and foreign financial institutions. As of December 31 and June 30, 2004, 71% of investment securities are focused

[18] **The fair value corresponds to the resale value of the investment security acquired under resale agreement.**
[19] **The fair value corresponds to nominal value.**

on bonds and obligations issued by BCV and 19% (18% as of June 30, 2004) on time deposits and overnight placements issued by foreign financial entities.

NOTE 5.- Loan Portfolio:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by the debtor's economic activity as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Commercial	**175,637,607**	101,659,550
Industrial	**134,322,017**	85,763,376
Services	**124,599,600**	100,013,729
Agriculture	**88,693,297**	62,111,874
Construction	**59,559,999**	27,469,438
Consumer credits	**20,491,799**	12,949,964
Mines and hydrocarbons	**5,287,849**	15,386,907
Miscellaneous	**121,722,807**	72,278,794
	730,314,975	477,633,632
Allowance for loan portfolio	**(12,199,132)**	(11,182,725)
	718,115,843	466,450,907

As of December 31 and June 30, 2004, miscellaneous balance includes Bs. 35,271 million and Bs. 32,750 million, respectively, corresponding to loans destined to the acquisition and remodeling of houses. In addition, as of December 31, 2004 Miscellaneous include Bs. 79,479 million, corresponding to debtors whose economic activity consists of the financing of insurance policies, vehicles, among other financing activities.

The loan portfolio is classified by type of credit as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Time loans	**543,950,842**	330,954,059
Installment loans	**82,806,245**	74,771,081
Current account credits	**34,541,683**	38,879,411
Factoring	**30,052,543**	15,024,451
Consumer credits	**20,491,799**	12,687,257
Financial lease	**18,382,807**	3,822,594
Letters of credit issued and traded	**89,056**	1,494,779
	730,314,975	477,633,632
Allowance for loan portfolio	**(12,199,132)**	(11,182,725)
	718,115,843	466,450,907

The loan portfolio is classified by type of guarantee as follows:

As of December 31, 2004	Total	Unsecured	Type of guarantee			
			Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	**723,109,832**	**462,440,813**	**19,088,571**	**80,652,983**	**75,586,401**	**85,341,064**
Restructured	**3,230,558**	**-0-**	**-0-**	**2,598,636**	**631,922**	**-0-**
Past-due	**2,281,124**	**554,553**	**98,729**	**1,619,131**	**8,711**	**-0-**
In litigation	**1,693,461**	**174,936**	**-0-**	**1,432,542**	**85,983**	**-0-**
	730,314,975	**463,170,302**	**19,187,300**	**86,303,292**	**76,313,017**	**85,341,064**
Allowance for loan portfolio	**(12,199,132)**					
	718,115,843					

As of June 30, 2004	Total	Unsecured	Type of guarantee			
			Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	468,676,313	254,067,544	16,728,202	83,872,163	35,785,485	78,222,919
Restructured	3,227,239	-0-	-0-	2,526,794	700,445	-0-
Past-due	2,659,873	984,879	27,428	1,612,599	34,832	135
In litigation	3,070,207	162,618	-0-	2,787,423	120,166	-0-
	477,633,632	255,215,041	16,755,630	90,798,979	36,640,928	78,223,054
Allowance for loan portfolio	(11,182,725)					
	466,450,907					

The loan portfolio is classified by maturity as follows:

As of December 31, 2004	**Total**	**Due in 30 days**	**Due from 31 to 60 days**	**Due from 61 to 90 days**	**Due from 91 to 180 days**	**Due from 181 to 360 days**	**Due over 360 days**
				(In thousands of bolivars)			
Current	**723,109,832**	**392,445,090**	**93,366,953**	**67,661,489**	**49,040,456**	**28,896,595**	**91,699,249**
Restructured	**3,230,558**	**-0-**	**-0-**	**1,400,519**	**-0-**	**574,560**	**1,255,479**
Past-due	**2,281,124**	**1,016,998**	**87,500**	**1,041,311**	**14,466**	**5,728**	**115,121**
In litigation	**1,693,461**	**1,346,762**	**13,817**	**7,500**	**-0-**	**92,335**	**233,047**
	730,314,975	**394,808,850**	**93,468,270**	**70,110,819**	**49,054,922**	**29,569,218**	**93,302,896**
Allowance for loan portfolio	**(12,199,132)**						
	718,115,843						

As of June 30, 2004	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
				(In thousands of bolivars)			
Current	468,676,313	219,153,331	77,208,717	49,771,822	17,684,693	38,387,700	66,470,050
Restructured	3,227,239	-0-	-0-	-0-	-0-	1,457,858	1,769,381
Past-due	2,659,873	2,162,264	58,485	82,895	92,171	43,191	220,867
In litigation	3,070,207	1,482,110	-0-	6,356	57,152	96,211	1,428,378
	477,633,632	222,797,705	77,267,202	49,861,073	17,834,016	39,984,960	69,888,676
Allowance for loan portfolio	(11,182,725)						
	466,450,907						

The movement of the allowance for loan portfolio is shown as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**11,182,725**	15,452,712
Add:		
Increase in allowance-		
Allowance charged to income	**998,372**	-0-
Transfers of "Allowance for accrued interest receivable"	**67,591**	50,000
Other	**-0-**	42,888
Less:		
Decrease in allowance-		
Loans charged off	**(49,556)**	(2,416,426)
For recovery of financial assets	**-0-**	(1,946,449)
Balances, at the end of the six-month period	**12,199,132**	11,182,725

As of December 31 and June 30, 2004, the allowance for loan portfolio includes general provisions amounting to approximately Bs. 7,474 million and Bs. 5,060 million, respectively.

On June 10, 2004, through Official document Nº SBIF-GGI-GI3-08351, the SUDEBAN authorized the Bank to reverse Bs. 1,700 million of the surplus maintained in the general allowance for loan portfolio, which is shown in "Income from recovery of financial assets" in the accompanying statement of income. In addition, Bs. 246 million was recorded, which corresponds to reversals of specific provisions of loans collected during the six-month period.

During the six-month periods ended December 31 and June 30, 2004, the Bank recovered loan portfolio charged-off in previous six-month periods for Bs. 79 million and Bs. 647 million, respectively, which were recorded in the "Income from recovery of financial assets" caption. During the six-month periods ended December 31 and June 30, 2004, the Bank recovered Bs. 1,026 million and Bs. 567 million, which were recorded in the "Foreclosed assets" caption.

During the six-month periods ended December 31 and June 30, 2004, the Bank did not recognize interest income on past-due and in litigation loan portfolio for approximately Bs. 266 million and Bs. 527 million, respectively. On the other hand, for the six-month periods then ended, the Bank collected approximately Bs. 1,152 million and Bs. 1,650 million, respectively, corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation.

As of December 31 and June 30, 2004, the non-interest-bearing past-due and in litigation portfolio amounts to approximately Bs. 3,975 million and Bs. 5,730 million, respectively.

As of December 31, 2003, the loan portfolio includes a loan granted on the installment sale of an asset for Bs. 3,816 million. On November 30, 2001, it was agreed upon with the SUDEBAN the creation of a specific provision for this loan for approximately Bs. 2,175 million over 24 months. The specific provision created for such loan reached the agreed-upon amount. During the first six-month period of 2004, the Bank charged off such credit to the allowance for loan portfolio and the deferred gain maintained on such loan in the account "Deferred income" in the "Accruals and other liabilities" caption.

NOTE 6.- Investments in subsidiaries and affiliates:

As of December 31 and June 30, 2004, the Bank has significant control on the administration of the following financial institutions:

As of December 31, 2004	Equity in the capital stock					
	N° of common shares	%	Nominal value per share	Equity in earnings or losses	Company's net stockholders' equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	**44,652,340**	**89,30**	**100**	**95,647**	**6,315,438**	**5,639,686**
Allowance for investments in subsidiaries and affiliates						**(28,301)**
						5,611,385

As of June 30, 2004	Equity in the capital stock					
	N° of common shares	%	Nominal value per share	Equity in earnings or losses	Company's net stockholders' equity	Carrying amount
			Bs.	(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	101,605	6,208,330	5,544,039
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,515,738

A summary of the financial statements of Participaciones Vencred, S.A. is as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
ASSETS		
Cash and due from banks	**8,586**	6,843
Investment securities	**6,315,981**	6,225,414
Loan portfolio	**16,173**	28,620
Premises and equipment	**25**	84
Other assets	**361**	20,451
Total assets	**6,341,126**	6,281,412
LIABILITIES		
Accruals and other liabilities	**25,688**	73,082
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**341,325**	319,903
Retained earnings	**974,113**	888,427
Total stockholders' equity	**6,315,438**	6,208,330
Total liabilities and stockholders' equity	**6,341,126**	6,281,412
STATEMENTS OF INCOME		
Financial income	**128,838**	137,593
Financial expenses	**-0-**	-0-
Gross financial margin	**128,838**	137,593
Other operating income	**72,699**	67,984
Other operating expenses	**(5,847)**	(5,885)
Financial intermediation margin	**195,690**	199,692
Operating expenses	**(88,583)**	(66,947)
Gross operating margin	**107,107**	132,745
Miscellaneous operating income	**-0-**	35
Expenses for foreclosed assets	**-0-**	-0-
Miscellaneous operating expenses	**-0-**	-0-
Gross income before income taxes	**107,107**	132,780
Income taxes	**-0-**	(19,000)
Net income	**107,107**	113,780

NOTE 7.- Financial statements of the foreign branch:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of the Bank, is shown as follows:

	31-12-04		30-06-04	
	Bs.	US$	Bs.	US$
	(In thousands)			
ASSETS:				
Cash and due from banks	**848,360**	**443**	674,425	352
Investment securities	**143,533,370**	**74,944**	131,671,275	68,751
Loan portfolio	**2,071**	**1**	-0-	-0-
Interests and commissions receivable	**138,662**	**72**	258,822	135
Other assets	**271,055**	**142**	275,769	144
	144,793,518	**75,602**	132,880,291	69,382

	31-12-04		30-06-04	
	Bs.	**US$**	Bs.	US$
		(In thousands)		
LIABILITIES:				
Customers' deposits	**128,578,871**	**67,136**	119,157,794	62,217
Other borrowings	**3,965,942**	**2,071**	2,258,748	1,179
Interests and commissions payable	**876**	**-0-**	64	-0-
Accruals and other liabilities	**25,609**	**13**	163,753	86
	132,571,298	**69,220**	121,580,359	63,482
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	**12,222,220**	**6,382**	11,299,932	5,900
	144,793,518	**75,602**	132,880,291	69,382
STATEMENTS OF INCOME:				
Financial income	**1,329,743**	**694**	1,121,964	586
Financial expenses	**(210,630)**	**(110)**	(176,128)	(92)
	1,119,113	**584**	945,836	494
Income from recovery of financial assets	**-0-**	**-0-**	246,449	128
Expenses for uncollectible and impaired financial assets	**(2,222)**	**(1)**	-0-	-0-
Other operating income	**312,371**	**163**	286,157	149
Other operating expenses	**(645,625)**	**(337)**	(152,663)	(80)
Operating expenses	**(293,796)**	**(153)**	(381,365)	(199)
Other (expense) income, net	**(214,131)**	**(112)**	(115,832)	(60)
Extraordinary expenses	**-0-**	**-0-**	(287)	-0-
	(843,403)	**(440)**	(117,541)	(62)
Net income for the six-month period	**275,710**	**144**	828,295	432

NOTE 8.- Foreclosed assets:

Foreclosed assets shown in the balance sheets are represented by:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Assets received in payment	**4,177,007**	3,524,361
Idle assets	**2,860**	581,882
	4,179,867	4,106,243
Provision for foreclosed assets	**(2,203,649)**	(2,273,556)
	1,976,218	1,832,687
Other-		
Equity in Corporación Galería Los Naranjos, C.A.	**7,068,566**	8,034,086
Equity in Desarrollos del Sol, C.A.	**3,396,209**	3,396,209
	10,464,775	11,430,295
Provision for other foreclosed assets	**(3,441,635)**	(2,875,600)
	7,023,140	8,554,695
	8,999,358	10,387,382

During the six-month periods ended December 31 and June 30, 2004, the Bank allotted chattels and real estate for approximately Bs. 1,026 million and Bs. 567 million, respectively, for recovery of loans.

The Bank charged off fully-amortized foreclosed assets for Bs. 655 million during the six-month period ended December 31, 2004 and Bs. 360 million during the six-month period ended June 30, 2004.

During the six-month period ended June 30, 2004, the Bank impaired the real estate received in payment by Bs. 58 million to adjust its amount to the appraisal value of the asset.

During the six-month period ended December 31, 2004, the Bank sold foreclosed assets, with a net book value of approximately Bs. 211 million (Bs. 484 million as of June 30, 2004), which generated a realized gain on sale of assets for Bs. 229 million (Bs. 821 million as of June 30, 2004), shown in the income for the six-month period in the "Income from foreclosed assets" caption, and an unrealized gain on installment sales for Bs. 312 million (Bs. 306 million as of June 30, 2004), shown in the "Accruals and other liabilities" caption.

In addition, for the six-month period ended December 31, 2004 the Bank reported gains for Bs. 426 million (Bs. 266 million as of June 30, 2004) with credit to deferred gains on sale of assets shown in the "Accruals and other liabilities" caption for the collection of loans related to sales made in prior six-month periods. Such gains are reported in the "Income from foreclosed assets" caption.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to an association agreement for the construction of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity of such contract.

During the six-month period ended December 31, 2004, the Bank transferred approximately Bs. 800 million from "Other foreclosed assets" to "Premises and equipment – Buildings and Facilities", corresponding to two commercial premises of Centro Comercial Galería Los Naranjos where an agency of the Bank operates (see Note 9). As of December 31, 2004, the Bank received approximately Bs. 165 million, as a reimbursement of the contributions made by the Bank to such joint account.

The equity in Desarrollos del Sol, C.A. corresponds to contributions made by the Bank for the development of a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (an affiliate company).

During the six-month periods ended December 31 and June 30, 2004, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 1,240 million and Bs. 1,405 million, respectively.

On November 30, 2001, the Bank entered into an Act with the SUDEBAN through which it agreed to amortize the financed balances not recovered of the real estate projects Desarrollos del Sol, C.A. and Asociación Civil Terraloma over thirty-six months from February 2002. Additionally, it agreed not to recognize income from the sale or alienation of such real estate projects until the cancellation of the book balance thereof, by disposing of the assets sold at sale price. The properties sold, cash or credit, during the six-month period ended June 30, 2004, include properties of Terraloma project, the costs of which were Bs. 389 million. In December and January 2004, the real estate projects Desarrollos del Sol, C.A. and Asociación Civil Terraloma were fully amortized. For both six-month periods, the Bank recorded amortization expenses for foreclosed assets for Bs. 566 million.

NOTE 9.- Premises and equipment:

Premises and equipment shown in the balance sheets are represented by:

	31-12-04	30-06-04	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities (See Note 8)	**22,455,703**	21,661,116	40
Computers	**4,821,310**	3,606,312	3
Furniture	**2,640,976**	2,619,058	10
Other equipment	**13,130,023**	10,618,213	3
	43,048,012	38,504,699	
Accumulated depreciation	**(15,890,330)**	(14,334,423)	
	27,157,682	24,170,276	
Land	**924,450**	924,450	
Other assets	**11,039**	7,723	
	28,093,171	25,102,449	

During the six-month periods ended December 31 and June 30, 2004, the Bank acquired furniture, computers and other equipment for Bs. 3,749 million and Bs. 1,115 million, respectively.

During the six-month periods ended December 31 and June 30, 2004, the Bank recognized expenses for depreciation of premises and equipment for Bs. 1,558 million and Bs. 1,247 million, respectively.

NOTE 10.- Other assets:

Other assets shown in the balance sheets are represented by:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Deferred expenses (net of accumulated amortization for Bs. 4,027 million and Bs. 3,713 million, respectively)	**7,783,635**	6,112,951
Prepaid taxes	**5,361,275**	319,280
Advances to suppliers	**2,544,806**	1,834,668
Items to be applied	**1,283,332**	1,350,887
Transactions of Suiche 7B network ATM	**1,271,183**	1,304,336
Stock of stationery and numismatics	**715,972**	423,286
Prepaid expenses:		
Advertising and marketing expenses	**355,008**	30,500
Insurance premiums	**347,432**	223,521
Maintenance contracts	**249,833**	295,752
INCE learners' training	**96,497**	-0-
Software licenses	**-0-**	77,573
Contracted services	**79,762**	73,793
Other	**67,366**	132,383
Recoverable expenditures	**379,195**	111,540
Assets for lease (net of accumulated depreciation for Bs. 716 million and Bs. 659 million, respectively)	**115,957**	173,383
Accounts receivable from derivative transactions (see Note 16)	**107,873**	229,752
Other	**662,422**	575,240
	21,421,548	13,268,845
Provisions for other assets	**(810,204)**	(791,052)
	20,611,344	12,477,793

As of December 31 and June 30, 2004, the "Deferred expenses" account is mainly composed of Bs. 3,692 million and Bs. 3,804 million, respectively, corresponding to the mercantile goodwill resulting from the absorption merger of Venezolano de Crédito, S.A. with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero performed in 2002. In addition, this account includes Bs. 2,132 million and Bs. 1,311 million, net of amortization,

corresponding to improvements and facilities made to the Bank's main office, branches and agencies.

The "Advances to suppliers" account is mainly composed of disbursements made for the facilities of the agencies of the Bank, acquisitions and installations of software or equipment.

The "Items to be applied" account is mainly composed of debit card transactions of customers, which were standardized during the first days of January 2005 and July 2004 and other items in transit for which the Bank has created provisions that are included in the "Provisions for other assets" account.

"Prepaid taxes" are mainly composed of value-added tax credits and other prepaid taxes, such as: value-added tax, income tax and property tax withholdings, payments for estimated income tax return and reimbursements requested to the Tax Administration (SENIAT).

"Other" include insurance premiums receivable from employees, lease receivable, value-added tax receivable from customers with financial lease and debit reconciling items of bank accounts, among others.

During the six-month periods ended December 31 and June 30, 2004, the Bank recognized expenses for amortization of deferred expenses and assets for lease for Bs. 1,186 million and Bs. 1,053 million, respectively.

The movement of the allowance for other assets is composed as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**791,052**	674,313
Add: increases in allowance-		
Allowance charged to income	**19,152**	9,576
Transfers of "Accruals and other liabilities"	**-0-**	219,259
Other	**-0-**	14,309
Less: decrease in allowance		
Assets charged off	**-0-**	(6,081)
Reversal of excess in the provisions for reconciling items with credit to income for the six-month period	**-0-**	(120,324)
Balances, at the end of the six-month period	**810,204**	791,052

NOTE 11.- Customers' deposits:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	31-12-04		30-06-04	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**1.50% - 5%**	**0.50%**	1.50%	0.35%
Other demand obligations	**0.50%**	**-0-**	0.50%	-0-
Savings deposits	**0.75% - 2%**	**-0-**	0.75% - 2%	-0-
Time deposits	**5% - 9%**	**0.60% - 0.90%**	5% - 13.90%	0.35% - 0.72%
Restricted customers' deposits	**0.75% - 2%**	**0.50% and 0.95%**	0.75% - 2%	0.35%

As of December 31, 2004, "Other demand obligations" are mainly represented by cashier's checks sold for Bs. 10,280 million (Bs. 15,630 million as of June 30, 2004), funds received from the Bank's trust for Bs. 8,521 million (Bs. 8,301 million, as of June 30, 2004) and drafts and transfers payable for Bs. 688 million (Bs. 3,386 million, as of June 30, 2004).

As of December 31, 2004, Restricted customers' deposits include Bs. 22,056 million, corresponding to idle savings deposits and current accounts in local currency (Bs. 17,139 million, as of June 30, 2004) and Bs. 41,752 million, corresponding to the total of restricted customers' deposits in foreign currency that guarantee current account credits, among other credit transactions (Bs. 33,956 million, as of June 30, 2004).

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- Other borrowings:

Other borrowings shown in the balance sheets consist of the following:

	31-12-04		30-06-04	
	Bs.	**Interest rate**	Bs.	Interest rate
	(In thousands)		(In thousands)	
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	**10,507,945**	**-0-**	9,310,535	-0-
Demand deposits	**7,879,986**	**3%**	7,730,759	3%
Other	**2,203,092**	**-0-**	2,143,202	-0-
	20,591,023		19,184,496	

	31-12-04		30-06-04	
	Bs.	Interest rate	Bs.	Interest rate
Obligations with foreign financial institutions due in one year or less:				
Overdrafts in demand deposits	**3,965,942**	**-0-**	2,258,747	-0-
Demand deposits	**48,570,242**	**2%**	2,077,607	2%
Borrowings from foreign financial institutions	**5,745,600**	**3.62%**	5,745,600	2.68%
	58,281,784		10,081,954	
Obligations for other borrowings due over one year	**484,637**	**9%**	529,099	9%
	79,357,444		29,795,549	

"Obligations for other borrowings due over one year" correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special borrowing programs for the small and medium industry.

The balance shown in the account "Borrowings from foreign financial institutions" corresponds to an unsecured loan received for US$ 3 million due in 90 days, which may be extended, at a LIBOR annual interest rate at three months plus 1.50%.

As of December 31 and June 30, 2004, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due between 1 and 6 years (see Note 18).

NOTE 13.- Accruals and other liabilities:

Accruals and other liabilities shown in the balance sheets are represented by:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Items to be applied	**35,825,941**	2,073,205
Provision for income taxes	**13,169,943**	7,919,943
Provisions for contingencies	**6,950,291**	7,571,847
Profit-sharing payable	**6,253,131**	7,624,911
Checks removed from the system (include US$ 202,597 and US$ 202,312, respectively)	**5,611,408**	1,380,431
Accrual for retirement pension plan (see Note 20)	**4,908,128**	4,336,795
Deferred income	**4,899,589**	5,097,206
Statutory profit-sharing payable	**2,944,263**	3,589,974
Provision for contracted services	**2,190,821**	2,852,653
Accrual for labor indemnities	**1,552,954**	1,850,570

	31-12-04	30-06-04
	(In thousands of bolivars)	
Provision for contingent loans (see Note 16)	**1,505,960**	1,160,100
Vacation bonus payable	**1,088,876**	992,080
Dividends payable	**961,235**	945,187
Income taxes withheld to third parties payable:		
Withheld tax on bank transactions	**405,972**	665,292
Withheld value-added tax	**328,978**	147,781
Withheld income taxes	**245,510**	113,762
Service fees payable	**286,452**	93,732
Provision for anti-money laundering	**218,005**	811,668
Mandatory social security payable	**184,443**	238,994
Cashier's checks issued for payment to suppliers	**24,117**	352,756
Provisions for claims	**8,967**	417,637
Other	**1,510,406**	1,441,844
	91,075,390	51,678,368

In its condition of exchange operator, as of December 31, 2004, the Bank received Bs. 30,643 million (US$ 16 million) from a customer to carry out an exchange of foreign currencies, which was liquidated by BCV on January 3, 2005. Such amount is included in "Items to be applied" at year-end.

As of December 31 and June 30, 2004, the "Provisions for contingencies" item includes the estimations made by Management to cover future tax, labor and/or civil contingencies, among others (see Note 21).

The employees' profit-sharing and statutory profit-sharing are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

The account "Checks removed from the system" corresponds to cashier's checks issued by the Bank to its customers aged over one year that have been removed from the system for control purposes. During the six-month period ended December 31, 2004, the Bank analyzed the cashier's checks included in the "Customers' deposits" caption and reclassified approximately Bs. 4,167 million for this concept to this account.

"Other" includes accounts payable to third parties, value-added tax, tax on bank transactions on account of the Bank, insurance premiums payable and other taxes withheld to third parties, among others.

As of December 31 and June 30, 2004, deferred income is composed as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Deferred income from sale of assets	**3,835,753**	3,950,370
Financial interest collected in advance	**885,331**	715,688
Interest not collected on current loans	**91,177**	308,690
Income from purchase of mortgage loans	**36,658**	42,452
Interests capitalized on restructured loan portfolio	**27,618**	29,337
Deferred lease receivable	**9,727**	20,458
Other	**13,325**	30,211
	4,899,589	5,097,206

During the six-month period ended June 30, 2004 the Bank wrote off a credit for installment sale of assets for Bs. 3,816 million with charge to provision for loan portfolio for Bs. 2,175 million and the deferred gain on installment sales for Bs. 1,641 million (see Note 5).

As of December 31 and June 30, 2004, the "Deferred income from sale of assets" account corresponds to the profit obtained from the installment sale of assets. The corresponding borrowings granted therefor are recorded in the "Loan portfolio" caption.

NOTE 14.- Stockholders' equity:

a. Paid-in capital-

As of December 31 and June 30, 2004, the Bank's subscribed and paid-in capital stock amounts to Bs. 50,400 million and Bs. 42,000 million, composed of 100,800,000 and 84,000,000 fully paid common shares with a nominal value of Bs. 500 each.

During a Regular Stockholders' Meeting held on August 12, 2004, the Bank decided to increase its capital stock by Bs. 8,400 million, equivalent to 16,800,000 shares with a nominal value of Bs. 500 per share, through the decree of a stock dividend that would be distributed among the stockholders at a ratio of one share per each five held shares.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until legal reserve reaches 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-

month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. Additionally, the Bank's bylaws provide that once that limit reaches 100% of the capital stock, the Bank will continue reserving 5% of the liquid benefits for each six-month period. As of December 31 and June 30, 2004, the Bank transferred Bs. 3,688 and Bs. 2,099 million, respectively to the legal reserve equivalent to 10% and 5% of liquid benefits obtained each six-month period.

c. Retained earnings-

On December 28, 1999, the SUDEBAN issued Resolution Nº 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account could not be available to be distributed as cash dividends and could only be used for capital stock increases.

On August 9, 2002 the Bank filed a nullification appeal together with a request of innominate cautionary measure against the Resolution Nº 329-99, referred to above, dated December 28, 1999 before the First Court in Contentious Administrative matters. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and abstain from adopting measures based thereon until the main nullification appeal requested is decided. In virtue thereof, to date, the Bank has abstained from restricting Bs. 84,529 million under the protection of the innominate cautionary measure granted by the First Court in Contentious Administrative matters on August 14, 2002, referred to above.

During regular Stockholders' meetings held on August 12 and February 12, 2004, stockholders declared two cash dividends of Bs. 10 per share, equivalent to approximately Bs. 1,848 million and Bs. 1,680 million each, on net income generated during the six-month periods ended June 30, 2004 and December 31, 2003, respectively.

Additionally, during the regular Stockholders' meeting held on August 12, 2004, the stockholders approved three extraordinary dividends, as follows: the first dividend of Bs. 60 per share equivalent to Bs. 5,040 million, paid on August 23, 2004; the second dividend of Bs. 2 per share equivalent to Bs. 168 million, paid on November 4, 2004; and a third dividend payable

before the last day of February 2005, the amount of which may not be less than Bs. 10 per share or over Bs. 250 per share. All these dividends will become effective with charge to Available undistributed earnings as of June 30, 2004. In such meeting the stockholders empowered the Executive Committee to make this process effective and fix the related payment dates.

On July 1, 2004, two Executive Committees were held, during which two extraordinary dividends were declared for Bs. 15.15 per share, equivalent to Bs. 2,545 million, paid on July 21 and August 12, 2004, with charge to Available undistributed earnings as of December 31, 2003, as authorized by the Stockholders' Meeting held on February 12, 2004.

During the regular Stockholders' meeting held on February 12, 2004, the stockholders approved an extraordinary dividend of Bs. 350 per share equivalent to Bs. 29,400 million, paid on February 27, 2004, with charge to Available undistributed earnings as of December 31, 2003.

On January 20, 2004, the Executive Committee declared an extraordinary dividend of Bs. 840 million, equivalent to Bs. 10 per share, paid on February 6, 2004 with charge to Available undistributed earnings as of June 30, 2003, upon the authorization of the Stockholders' Meeting held on August 12, 2003.

The Restricted undistributed earnings are composed as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Retained earnings – foreign agency	**11,530,657**	11,254,947
Accumulated unrealized gain from valuation of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in earnings of affiliate	**1,108,774**	1,013,127
	12,989,258	12,617,901

During the six-month period ended December 31, 2004, the Bank restricted the income generated by its foreign agency for Bs. 276 million (Bs. 2,566 million as of June 30, 2004), and the unrealized gain from equity in affiliate for Bs. 96 million (Bs. 102 million as of June 30, 2004). Pursuant to current regulations, these amounts are not available for their distribution as dividends until the declaration of the related dividends by the affiliate.

d. Risk capital indexes-

As of December 31 and June 30, 2004, the indexes maintained, calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	31-12-04		30-06-04	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**16.98%**	**12%**	20.22%	12%
Stockholders' equity / total assets	**11.82%**	**10%**	12.88%	10%

NOTE 15.- Other operating income:

Other operating income shown in the statements of income is composed as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Commissions for services	**19,582,863**	13,901,147
Income from sale of securities (Note 4)	**9,319,248**	8,263,060
Exchange gains (Note 23)	**471,864**	3,705,225
Equity in earnings of subsidiaries and affiliates (Note 6)	**95,647**	101,605
	29,469,622	25,971,037

For the six-month periods ended December 31 and June 30, 2004, income from purchase and sale of foreign currencies (arbitrage transactions) amounts to Bs. 51 million and Bs. 70 million, respectively, included in "Exchange Gains".

NOTE 16.- Memorandum accounts:

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Contingent debit accounts-		
Guarantees granted	**125,603,197**	97,773,766
Lines of credit immediately available	**102,250,371**	73,589,408
Letters of credit issued not traded	**15,372,656**	1,057,636
Letters of credit confirmed not traded	**618,574**	618,574
Investment securities under repurchase/resale agreements	**115,301,000**	101,631,000
Derivative transactions--		
Currency forward	**138,183**	276,365
	359,283,981	274,946,749

	31-12-04	30-06-04
	(In thousands of bolivars)	
Trust assets	**2,399,726,914**	2,394,603,216
Commissions and trusts	**96,807,201**	96,807,201
Other debit memorandum accounts-		
Custodials received	**866,061,371**	802,179,547
Guarantees received	**742,425,969**	427,109,034
Collections	**7,627,284**	5,658,788
Consignments received	**574,177**	712,550
Lines of credit available	**-0-**	2,065,705
Other record accounts	**92,273,967**	71,103,634
	1,708,962,768	1,308,829,258
	4,564,780,864	4,075,186,424

a. Contingent debit accounts-

Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of December 31 and June 30, 2004, these instruments mainly consist of bonds, lines of credit and letters of credit for Bs. 243,845 million and Bs. 173,039 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts if the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of December 31 and June 30, 2004, the provisions for contingent portfolio amount to approximately Bs. 1,506 million and Bs. 1,160 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

Derivatives

During the six-month periods ended December 31 and June 30, 2004, the Bank entered into forward contracts with domestic nonfinancial companies to manage its exposure risk in foreign currency. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount at the termination of contracts or under the offset modality, according to the

case. Forward contracts maintained by the Bank before the effectiveness of the exchange control regime are shown as follows:

As of December 31, 2004

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value (In thousands)		Fair value	
			US$	Bs.	US$	Bs.
Trading of currencies-						
Foreign currency transactions-						
Purchase of dollars	**0**	**1,092**	**128**	**138,183**	**128**	**246,056**

As of June 30, 2004

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value (In thousands)		Fair value	
			US$	Bs.	US$	Bs.
Trading of currencies-						
Foreign currency transactions-						
Purchase of dollars	82 - 173	1,001 – 1,092	259	276,365	264	506,118

Forward contracts shown in December 31, 2004 matured during the last fortnight of December and are pending liquidation at year-end.

As a result of these transactions, during the six-month periods ended December 31 and June 30, 2004, the Bank obtained realized gains for approximately Bs. 113 million and Bs. 244 million, respectively, which are included in the "Other operating income" caption. For both six-month periods, the Bank did not incur realized losses.

For the six-month periods ended December 31 and June 30, 2004, the unrealized gain resulting from the valuation of forward exchange transactions amounts to Bs. 108 million and Bs. 230 million, respectively, which are deferred in the "Other financial intermediation obligations" for both six-month periods. The Bank did not incur unrealized losses in any of the six-month periods.

The Bank controls the price and credit risks of these instruments by evaluating the counterpart and establishing supervision and control mechanisms.

Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**8,549,982**	8,316,359
Investment securities	**179,384,352**	200,716,450
Loan portfolio	**172,108,311**	145,881,722
Interests and commissions receivable	**1,314,949**	2,103,297
Assets received for administration	**1,667,540**	634,219
Other assets	**2,036,701,780**	2,036,951,169
	2,399,726,914	2,394,603,216
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Other accounts payable and other liabilities	**1,558,052**	1,071,106
Stockholders' equity	**2,398,168,862**	2,393,532,110
	2,399,726,914	2,394,603,216

Trust assets are classified by purpose and type of contracting entity as follows:

As of December 31, 2004:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	**4,875,465**	**-0-**	**-0-**	**-0-**	**4,875,465**
Guarantee	**2,039,590,147**	**-0-**	**-0-**	**-0-**	**2,039,590,147**
Administration	**354,518,362**	**164,996**	**62,030**	**515,914**	**355,261,302**
	2,398,983,974	**164,996**	**62,030**	**515,914**	**2,399,726,914**

As of June 30, 2004:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	4,897,513	-0-	-0-	-0-	4,897,513
Guarantee	2,041,681,586	-0-	-0-	-0-	2,041,681,586
Administration	346,756,537	163,567	58,493	1,045,520	348,024,117
	2,393,335,636	163,567	58,493	1,045,520	2,394,603,216

As of December 31 and June 30, 2004, funds granted in trust by private entities represent 99.97% and 99.95% of the total funds.

b. Trust's investment securities-

As of December 31 and June 30, 2004, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Local currency	**162,556,797**	186,057,397
Foreign currency	**16,827,555**	14,659,053
	179,384,352	200,716,450

Trust's investments for the periods ended December 31 and June 30, 2004, is as follows:

	31/12/2004		30/06/2004	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
		(In thousands of bolivars)		
Securities issued and/or guaranteed by the Government-				
Treasury bills with annual yields ranging between 10.70% and 15.99%, with a nominal value of Bs. 46,000 million due from 5 to 159 days for December 2004 (with annual yields ranging between 13.50% and 15.99%, with a nominal value of Bs. 40,942 million due from 28 to 273 days for June 2004).	**44,939,605**	**45,014,707**[20]	38,969,033	39,249,910[20]
National Public Debt Bonds, with annual yields of 15.62%, with a nominal value of Bs. 2,000 million, due in 130 days, for December 2004 (with annual yield of 16.78%, with a nominal value of Bs. 7,000 million, due in 20 days, for June 2004).	**2,020,785**	**2,024,064**[20]	6,995,785	7,015,218[20]
	46,960,390	**47,038,771**	45,964,818	46,265,128
Participation in domestic private nonfinancial companies-[21]				
VASSA, C.A., with 803,990 shares with a nominal value of Bs. 683.25 each, for June 2004.	**-0-**	**-0-**	1,005,210	1,005,210[22]
Other	**-0-**	**-0-**	25,282	51,590[23]
	-0-	**-0-**	1,030,492	1,056,800
Time deposits in foreign financial institutions-[21]				
Barclays Bank, PLC, with annual yields ranging between 2% and 2.25%, with a nominal value of US$ 4,788,370 and due from 3 days to 28 days, for December 2004 (with annual yields ranging between 1% and 1.25%, with a nominal value of US$ 3,996,513 and due from 1 day to 29 days, for June 2004).	**9,170,686**	**9,170,686**[24]	7,654,122	7,654,122[24]
Bank of America, N.T., with annual yield of 1.49%, with a nominal value of US$ 2,072,462 and due in 3 days, for December 2004 (with annual yield of 0.38%, with a nominal value of US$ 1,702,624 and due in 1 day, for June 2004).	**3,969,180**	**3,969,180**[24]	3,260,865	3,260,865[24]

[20] **The fair value is equivalent to the current value of future discounted cash flows.**
[21] **It corresponds to Customer-directed trusts.**
[22] **The fair value is equivalent to the acquisition cost.**
[23] **The fair value corresponds to the quotation value in the Caracas stock exchange.**
[24] **The fair value corresponds to nominal value.**

	31/12/2004		30/06/2004	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Construction Funding Corporation (CFC), with annual yield of 15.58%, with a nominal value of Bs. 4,383 million and due at 120 days, for December 2004 (with annual yield of 15.785%, with a nominal value of Bs. 4,051 million and due at 304 days, for June 2004).	**4,382,668**	**4,382,668**[26]	4,050,992	4,050,992[25]
	17,522,534	**17,522,534**	14,965,979	14,965,979
Other Obligations issued by foreign financial institutions-[27]				
Credit Suisse First Boston LLC, with annual yield of 0.33% with a nominal value of US$ 331,964.60 and due at 15 days for June 2004.	**-0-**	**-0-**	635,779	635,779[26]
U.S. Bancorp, with annual yield of 6.875%, with a nominal value of US$ 250,000 and due at 154 days, for June 2004.	**-0-**	**-0-**	487,051	488,400[26]
Morgan Stanley Dean Witter & Co., with annual yield of 6.1%, with a nominal value of US$ 200,000 and due from 470 to 645 days for December and June 2004, respectively.	**401,043**	**396,623**[26]	408,091	402,993[26]
Lehman Brothers Holdings Inc., with annual yield of 6.625%, with a nominal value of US$ 150,000 and due at 401 days, for December 2004.	**300,219**	**297,582**[26]	-0-	-0-
American International Group Inc., with annual yield of 2.85%, with a nominal value of US$ 127,000 and due at 335 days, for December 2004.	**244,560**	**242,946**[26]	-0-	-0-
	945,822	**937,151**	1,530,921	1,527,172
Obligations issued by foreign public nonfinancial entities-[27]				
Federal National Mortgage Association – Fannie Mae, with annual yield of 0.9567%, with a nominal value of US$ 1,031,000 and due at 28 days for June 2004.	**-0-**	**-0-**	1,973,106	1,972,794[26]
Federal Home Loan Bank, with annual yield of 1.9509%, with a nominal value of US$ 1,033,000 and due at 32 days, for December 2004.	**1,974,987**	**1,974,840**[28]	-0-	-0-
	1,974,987	**1,974,840**	1,973,106	1,972,794
Obligations issued by foreign private nonfinancial companies-[27]				
Coca-Cola Enterprises Inc., with annual yield of 6.625%, with a nominal value of US$ 125,000 and due at 32 days, for June 2004.	**-0-**	**-0-**	240,038	240,200[26]
WalMart Stores Inc., with annual yield of 8%, with a nominal value of US$ 144,000 and due at 623 days, for December 2004.	**299,652**	**296,451**[26]	-0-	-0-
Costco Wholesale Corporation, with annual yield of 5.50%, with a nominal value of US$ 117,000 and due at 804 days, for December 2004.	**235,517**	**232,979**[26]	-0-	-0-
International Business Machs Corp, with annual yield of 6.45%, with a nominal value of US$ 112.000 and due at 943 days, for December 2004.	**231,771**	**231,126**[26]	-0-	-0-
	766,880	**760,556**	240,038	240,200

[25] **The fair value corresponds to nominal value.**
[26] **The fair value corresponds to the quotation value in the foreign stock exchange.**
[27] ***It corresponds to Customer-directed trusts.***
[28] **The fair value is equivalent to amortized or acquisition cost, as applicable.**

	31/12/2004		30/06/2004	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Obligations issued by domestic private nonfinancial companies-				
C.A. Electricidad de Caracas S.A.C.A., with annual yields between 14.56% and 15.05%, with a nominal value of Bs. 5,000 million and due between 254 and 266 days, for December 2004 (annual yields between 15.44% and 16.19%, with a nominal value of Bs. 5,000 million and due between 438 and 450 days, for June 2004).	**5,000,000**	**5,000,000**[29]	5,000,000	5,000,000[29]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yield of 11.20%, with a nominal value of Bs. 1,500 million and due at 122 days, for June 2004.	**-0-**	**-0-**	1,500,000	1,500,000[29]
Mercantil Servicios Financieros, C.A., with annual yields between 13.33% and 14.72%, with a nominal value of Bs. 14,000 million, and due between 146 and 1,056 days, for December 2004 (with annual yields between 8.69% and 16.85%, with annual yield of Bs. 12,037 million and due between 102 and 528 days, for June 2004).	**14,000,000**	**14,000,000**[29]	12,037,379	12,037,379[29]
Citibank Mercado de Capitales, C.A. (CITIMERCA) Casa de Bolsa, with annual yields between 13.97% and 15.44%, with a nominal value of Bs. 3,000 million and due between 291 and 475 days, for December and June 2004, respectively.	**3,000,000**	**3,000,000**[29]	3,000,000	3,000,000[29]
	22,000,000	**22,000,000**	21,537,379	21,537,379
Corporate Commercial Papers issued by domestic private nonfinancial companies-				
Procesadora Venezolana de Cereales, S.A. (PROVENCESA), with annual yields ranging between 12% and 12.25%, with a nominal value of Bs. 16,485.6 million and due from 13 to 73 days, for December 2004 (with annual yields ranging between 12.50% and 12.75%, with a nominal value of Bs. 11,483.9 million and due from 6 to 103 days, for June 2004).	**16,357,603**	**16,357,603**[30]	11,274,607	11,274,607[30]
C.A. Electricidad de Caracas, S.A.C.A., with annual yields ranging between 13,25% and 14%, with a nominal value of Bs. 3,577 million and due from 72 to 107 days, for June 2004 .	**-0-**	**-0-**	3,476,039	3,476,039[30]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yields ranging between 10,50% and 12,50%, with a nominal value of Bs. 2,500 million and due from 52 to 86 days, for December and June 2004, respectively.	**2,463,053**	**2,463,053**[30]	2,428,333	2,428,333[30]
Mercantil Servicios Financieros, C.A., with annual yield of 13%, value of Bs. 4,397 million and due at 21 days, for December 2004 (annual yield of 13%, with a nominal value of Bs. 642 million and due at 36 days, for June 2004).	**4,364,748**	**4,364,748**[30]	633,888	633,888[30]
Ford Motor de Venezuela, S.A., with annual yield of 10%, with a nominal value of Bs. 2,563 million and due at 6 days, for December 2004 (with annual yield of 14% and 15%, with a nominal value of Bs. 3,900 million and due from 21 to 5 days, for June 2004)	**2,558,827**	**2,558,827**[30]	3,793,150	3,793,150[30]

[29] **The fair value corresponds to nominal value.**
[30] **The fair value is equivalent to amortized or acquisition cost, as applicable.**

	31/12/2004		30/06/2004	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Farmatodo, C.A., with annual yield of 13.25%, with a nominal value of Bs. 214 million and due at 195 days, for December 2004.	**200,039**	**200,039**[31]	-0-	-0-
C.A. Nacional Teléfonos de Venezuela (CANTV), with annual yield of 12.59%, with a nominal value of Bs. 11,000 million and due at 179 days, for December 2004.	**10,352,599**	**10,352,599**[31]		
	36,296,869	**36,296,869**	21,606,017	21,606,017
<u>Time deposits in domestic financial institutions-</u>				
Banco Exterior, C.A. Banco Universal, with annual yields between 9% and 9.50%, with a nominal value of Bs. 15,414 million and due from 3 to 56 days, for December 2004 (with annual yield of 9%, with a nominal value of Bs. 11,719 million and due from 1 to 63 days, for June 2004).	**15,413,932**	**15,413,932**[32]	11,719,068	11,719,068[32]
Banco del Caribe, C.A. Banco Universal, with annual yields between 7% and 8.5%, with a nominal value of Bs. 9,087 million and due from 3 to 60 days, for December 2004 (with annual yields between 8% and 9.5%, with a nominal value of Bs. 7,702 million and due between 1 and 69 days, for June 2004).	**9,087,003**	**9,087,003**[32]	7,702,747	7,702,747[32]
Banco Provincial, C.A. Banco Universal, with annual yields ranging between 10% and 10.50%, with a nominal value of Bs. 8,442 million and due from 4 to 25 days, for December 2004 (with annual yields between 8% and 10%, with a nominal value of Bs. 17,258 million and due from 19 to 71 days, for June 2004).	**8,442,487**	**8,442,487**[32]	17,258,143	17,258,143[32]
Corp Banca, C.A. Banco Universal, with annual yield of 11%, with a nominal value of Bs. 2,071 million and due at 45 days, for December 2004 (with annual yield of 7.39%, with a nominal value of Bs. 1,970 million and due at 9 days, for June 2004).	**2,071,030**	**2,071,030**[32]	1,970,805	1,970,805[32]
Banco de Venezuela, S.A. Banco Universal, with annual yields ranging between 9.25% and 11%, with a nominal value of Bs. 6,511 million and due from 27 to 49 days, for December 2004 (with annual yields between 7.5% and 8.25%, with a nominal value of Bs. 23,769 million and due from 7 to 77 days, for June 2004).	**6,510,730**	**6,510,730**[32]	23,769,274	23,769,274[32]
Banco Mercantil, S.A. Banco Universal, with annual yields ranging between 10% and 11%, with a nominal value of Bs. 9,731 million and due from 3 to 32 days, for December 2004 (with annual yields between 6.89% and 9.37%, with a nominal value of Bs. 17,530 million and due from 9 to 49 days, for June 2004).	**9,730,967**	**9,730,967**[32]	17,530,133	17,530,133[32]

[31] **The fair value is equivalent to amortized or acquisition cost, as applicable.**
[32] **The fair value corresponds to nominal value.**

	31/12/2004		30/06/2004	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
ABN AMRO BANK, N.V. with annual yield of 8.50%, with a nominal value of Bs. 1,661 million and due at 62 days, for December 2004 (with annual yields between 5% and 8%, with a nominal value of Bs. 11,917 million and due from 1 to 58 days, for June 2004).	**1,660,721**	**1,660,721**[33]	11,917,530	11,917,530[33]
	52,916,870	**52,916,870**	91,867,700	91,867,700
	179,384,352	**179,447,591**	200,716,450	201,039,169

The equity in domestic financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by trusters.

Maturities for investment securities are as follows:

	31-12-04		30-06-04	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**158,971,611**	**159,049,845**	171,535,343	171,677,266
Due from six months to one year	**11,929,699**	**11,928,085**	17,732,524	17,892,112
Due from one to five years	**8,483,042**	**8,469,661**	10,418,091	10,412,993
Undefined maturity (shares)	**-0-**	**-0-**	1,030,492	1,056,798
	179,384,352	**179,447,591**	200,716,450	201,039,169

As of December 31, 2004, investment securities are 32% concentrated mainly on commercial papers and obligations issued by domestic private nonfinancial companies, 29% concentrated on time deposits in domestic financial institutions, 26% concentrated on securities issued and/or guaranteed by the Government. As of June 30, 2004, investment securities are 46% concentrated mainly on time deposits in domestic financial institutions, 23% concentrated on securities issued and/or guaranteed by the Government and 22% concentrated on commercial papers and obligations issued by domestic private nonfinancial companies.

c. Trust loan portfolio-

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which, as of December 31 and June 30, 2004, amounts to Bs. 172,108 million and Bs. 145,882 million, respectively.

---

[33] **The fair value is equivalent to nominal value.**

As of December 31 and June 30, 2004, loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions", considering for those social interest trusts the particular conditions set forth therefor.

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	31-12-04	30-06-04
	In thousands of bolivars	
Mortgage guarantee	**30,889,478**	28,615,289
Chattel guarantee	**8,563,483**	-0-
Dominion reserve	**4,198,301**	-0-
Collateral and guarantees	**1,906,752**	2,113,223
Guarantees on monies	**126,550,297**	115,153,210
	172,108,311	145,881,722

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trusters in savings and loan entities or funds managed by the trust.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, acquisition of vehicles and transportation vehicles and other, such as school pensions or medical services.

Loans to beneficiaries are classified by maturity as follows:

	31-12-04	30-06-04
	In thousands of bolivars	
Due over 360 days	**45,558,014**	30,728,512
Undefined maturity	**126,550,297**	115,153,210
	172,108,311	145,881,722

As of December 31 and June 30, 2004, the loans to beneficiaries classified as Undefined maturity mainly correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual

relationship with the truster.

As of December 31 and June 30, 2004, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters and loans granted with funds of customer-directed trusts, which have been created by trusters for the purpose of granting borrowing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

Under Article N° 51 of the Decree of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. As of December 31 and June 30, 2004, the total of trusted funds does not exceed such equity ratio upon exclusion of the guarantee trust mentioned below.

On December 14, 2001, the Bank requested to the SUDEBAN the authorization to exclude the guarantee trust from the calculation basis to determine the number of times that the stockholders' equity exceeds the value of the trusted funds. Such guarantee trust as of December 31 and June 30, 2004 amounts to Bs. 2,013,685 million, as it does not represent any loss risk for the Bank. On December 31, 2001 the SUDEBAN through official document No. SBIF-GI5-10040 denied such request as it is not possible to give up the application of the legal standards through administrative proceedings.

On March 20, 2002, Venezolano de Crédito, S.A. Banco Universal exerted a contentious administrative appeal to nullify together with a request of an innominate cautionary measure against official document N° SBIF-GI5-10040 dated December 31, 2001, issued by the SUDEBAN. On May 2, 2002, the First Court in Contentious Administrative matters granted the innominate cautionary measure requested and, accordingly, it was ordered to the SUDEBAN the abstention of requesting the inclusion of the guarantee trust contracted by the Bank in the calculation of the Trusted Funds to stockholders' equity ratio referred to in Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions, while the lawsuit of nullification takes place, which to date is pending for sentence from the First Court in Contentious Administrative Matters.

d. **Other trusts-**

On July 3, 2003, the Bank was designated as Commission Agent of a Multilateral Entity. The commission contract sets forth that the principal has delivered 96,807,204 shares of a company (the borrower), with a nominal value of Bs. 1,000 each in order that the Bank maintain these in custody on behalf of the multilateral entity for the purpose of guaranteeing a borrowing granted to the borrower.

NOTE 17.- Fair value of financial instruments:

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of December 31 and June 30, 2004, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:
   - Securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
   - Shares in subsidiaries: fair value is considered as equity value in accordance with the subsidiary's financial statements.
   - Deposits in banks and other financial institutions: the par value of these short-term instruments is similar to fair value.
   - Debt securities not listed on the stock exchange: the fair value of securities issued by Banco Central de Venezuela is equivalent to par value since they are short-term investments, while in medium-term obligations the fair value is similar to book value since such investments adjust their interest rates on a monthly basis.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in-litigation loans), totally or partially provisioned or non-interest bearing, is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at year-end, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future discounted cash flows in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency are due in 5 days or less, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	31-12-04		30-06-04	
	Book value	Fair value	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	265,175,138	265,175,138	201,649,012	201,649,012
Investment securities	570,140,167	570,141,511	565,045,159	565,045,159
Loan portfolio	718,115,843	725,589,970	466,450,907	471,510,612
Interests and commissions receivable	12,070,305	12,070,305	11,783,787	11,783,787
Investments in subsidiaries, affiliates and branches	5,611,385	5,639,686	5,515,738	5,544,039
	1,571,112,838	1,578,616,610	1,250,444,603	1,255,532,609
LIABILITIES:				
Customers' deposits	1,264,119,762	1,264,119,762	1,048,523,479	1,048,523,479
Other borrowings	79,357,444	79,357,444	29,795,549	29,795,549
Other financial intermediation obligations	161,540	161,540	249,038	249,038
Interests and commissions payable	1,510,181	1,510,181	883,422	883,422
	1,345,148,927	1,345,148,927	1,079,451,488	1,079,451,488
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	359,145,798	359,145,798	274,670,384	274,670,384
Financial instruments with off-balance sheet risk	138,183	246,056	276,365	506,118
Trust assets	2,399,726,914	2,399,790,153	2,394,603,216	2,394,925,935
Other trusts	96,807,201	96,807,201	96,807,201	96,807,201
Other debit memorandum accounts	1,708,962,768	1,708,962,768	1,308,829,258	1,308,829,258
	4,564,780,864	4,564,951,976	4,075,186,424	4,075,738,896

NOTE 18.- Maturity of assets and liabilities:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of December 31, 2004:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	265,175,138	-0-	-0-	-0-	-0-	265,175,138
Investment securities-						
Placements with BCV and interbank transactions	276,550,885	-0-	-0-	-0-	-0-	276,550,885
Available-for-sale securities	-0-	-0-	-0-	-0-	22,690,060	22,690,060
Held-to-maturity securities	140,012,668	5,915,200	1,130,000	3,500,000	3,254,745	153,812,613
Restricted cash securities	117,086,609	-0-	-0-	-0-	-0-	117,086,609
Loan portfolio, net	597,296,166	29,075,306	12,073,892	6,390,553	73,279,926	718,115,843
Interests and commissions receivable	12,070,305	-0-	-0-	-0-	-0-	12,070,305
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,611,385	5,611,385
	1,408,191,771	34,990,506	13,203,892	9,890,553	104,836,116	1,571,112,838
LIABILITIES:						
Customers' deposits	1,263,758,203	361,559	-0-	-0-	-0-	1,264,119,762
Other borrowings	78,872,807	-0-	131,114	-0-	353,523	79,357,444
Other financial intermediation obligations	161,540	-0-	-0-	-0-	-0-	161,540
Interests and commissions payable	1,510,181	-0-	-0-	-0-	-0-	1,510,181
	1,344,302,731	361,559	131,114	-0-	353,523	1,345,148,927

As of June 30, 2004:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
ASSETS:						
Cash and due from banks	201,649,012	-0-	-0-	-0-	-0-	201,649,012
Investment securities-						
Placements with BCV and interbank transactions	170,397,905	-0-	-0-	-0-	-0-	170,397,905
Available-for-sale securities	-0-	-0-	-0-	-0-	41,271,507	41,271,507
Held-to-maturity securities	238,264,155	4,000,000	4,000,000	-0-	3,500,000	249,764,155
Restricted cash securities	103,611,592	-0-	-0-	-0-	-0-	103,611,592
Loan portfolio, net	370,395,851	25,729,123	6,524,776	16,461,572	47,339,585	466,450,907
Interests and commissions receivable	11,783,787	-0-	-0-	-0-	-0-	11,783,787
Investments in subsidiaries	-0-	-0-	-0-	-0-	5,515,738	5,515,738
	1,096,102,302	29,729,123	10,524,776	16,461,572	97,626,830	1,250,444,603
LIABILITIES:						
Customers' deposits	1,046,005,979	2,517,500	-0-	-0-	-0-	1,048,523,479
Other borrowings	29,266,450	-0-	-0-	-0-	529,099	29,795,549
Other financial intermediation obligations	249,038	-0-	-0-	-0-	-0-	249,038
Interests and commissions payable	883,422	-0-	-0-	-0-	-0-	883,422
	1,076,404,889	2,517,500	-0-	-0-	529,099	1,079,451,488

NOTE 19.- Tax regime:

a. Book to tax reconciliation-

The Bank's fiscal year ends December 31. The Bank presents its income tax returns on an annual basis and estimates the income tax expense on a semiannual basis at the end of each accounting period.

The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The book to tax reconciliation determined on book income, and the income tax expense calculated on tax income are shown as follows:

	Six-month period ended 31-12-04	Six-month period ended 30-06-04
	(In thousands of bolivars)	
Income tax expense determined on the book income	**13,317,976**	14,357,489
Differences between book and tax expense, net:		
Tax readjustment for inflation	**(6,518,920)**	(7,557,103)
Income from public securities	**(3,202,607)**	(2,728,576)
Equity in earnings of subsidiaries and affiliates and dividends	**(95,472)**	(66,355)
Provision for retirements and other	**887,772**	1,793,640
Expenses related to exempted income	**160,257**	136,980
Income from reversals of provision	**(170,000)**	(578,000)
Provision for valuation of assets net of write-offs	**481,831**	(823,716)
Loss from impairment of investments and sale of extraterritorial investments	**262,791**	-0-
Other	**(251,155)**	(136,953)
	(8,445,503)	(9,960,083)
Income tax caused	**4,872,473**	4,397,406

b. Tax adjustment for inflation-

The regular adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

c. Corporate assets tax-

The corporate assets tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the amount exceeding the income tax for the period. The payment of this supplemental tax can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes. For the six-month periods ended December 31 and June 30, 2004, the Bank estimates that the income tax will exceed the corporate assets tax.

d. Loss carryforwards-

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred and the carryforward of tax losses from tax inflation adjustment for up to one subsequent year. As of December 31 and June 30, 2004 the Bank has not incurred any tax loss carryforwards.

NOTE 20.- Retirement pension plan:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis. The pension plan administration is the responsibility of the Bank's Management.

The reconciliation of the financial position of the pension plan is as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Obligation from projected benefits	**(11,268,748)**	(9,891,551)
Net assets of the Plan	**-0-**	-0-
Net financial position of the plan	**(11,268,748)**	(9,891,551)
Unrecognized beginning obligation	**1,281,733**	1,315,587
Unrecognized projected net loss	**5,078,887**	4,557,311
Liability for pension plan	**(4,908,128)**	(4,018,653)

During the six-month periods ended December 31 and June 30, 2004, the Bank recorded approximately Bs. 605 million, respectively, for accrual for the retirement plan. As of December 31 and June 30, 2004, the accrual for the retirement plan amounts to approximately Bs. 4,908 million and Bs. 4,337 million, respectively.

The unrecognized actuarial net loss incurred as of December 31 and June 30, 2004 amounted to Bs. 5,079 million and Bs. 4,557 million, respectively, corresponding to differences between the actuarial premises applied and the current values, resulting from differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among others. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, the costs for services and interests, according to the last actuarial report, are as follows:

	Actual rates	Nominal rates
Discount rate	4.63%	12.63%
Salary increase	0.93%	8.93%

The periodical cost of the pension plan is composed as follows:

	(In thousands of bolivars)
Cost for service	313,623
Interest cost	542,873
	856,496
Foreseen return on assets	-0-
Amortization-	
Unrecognized beginning obligation	33,855
Unrecognized net loss	80,353
	114,208
	970,704

Independent actuaries made an actuarial calculation of the projected obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized beginning obligation, which will be amortized by the Bank from July 1, 2000, over the remaining average years necessary for retirement of the active group of employees.

For the six-month periods ended December 31 and June 30, 2004, the payments made for the pension plan were Bs. 34 million, respectively.

NOTE 21.- Contingencies and commitments:

As of December 31 and June 30, 2004, the Bank has the following contingencies and claims:

a. Tax contingencies-

The Bank has interposed Tax Contentious Appeals against Culminating Resolutions of administrative summary issued by the Tax Administration (SENIAT), confirming assessments for Bs. 7,894 million, Bs. 2,561 million and Bs. 1,772 million related to income taxes and corporate assets tax. Presently, the first of these assessments is waiting for sentence and the second and third assessments are in notification stage. Additionally, the Bank has been issued an assessment for Bs. 9,764 million and Bs. 746 million related to income taxes and corporate assets tax, which are waiting for the issuance of the Culminating Resolutions of administrative summary, after having filed the writs of acquittance against such assessments.

In addition, the Bank has been issued tax assessments for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions.

In the opinion of the external legal advisors and the Bank's Management, the possibilities of a favorable outcome for the Bank in connection with these assessments are high.

b. Other-

Some claims have been filed against the Bank by certain companies of the fishing industry regarding guarantee operations to two shipping companies (cases: Nissos Amorgos and Plate Princess). These are totally covered with guarantees established on behalf of the Bank by

foreign financial institutions with which the shipping companies manage their operations to date. Part of these claims have been rejected or the claimers have desisted their actions against the Bank before the Supreme Court of Justice; the others are waiting for the final judicial decision by the Court.

On May 5, 2004, the Eighth High Court in Civil and Mercantile Banking Matters with National Competence and Headquarters in the City of Caracas declared as out of law the appeal filed by the legal counsels of the labor union "Sindicato Único de Pescadores de Puerto Miranda" on the case Plate Princess, by ratifying in all and every of its parties the sentence issued on December 14, 1999, by the Ninth Court of Banking Competence of the Judicial Circumscription of the Metropolitan Area of Caracas and leaving without juridical effect and validity the guarantee granted by the Bank. The appealer announced an abrogation appeal against such decision and it was admitted by the Civil Abrogation Court of the Supreme Court of Justice. It is presently in sentence stage.

- There is a claim for damages and prejudices amounting to Bs. 6,911 million issued against the Bank by Oswaldo Gibelli y Asociados, C.A. There is a sentence in first instance favorable for the Bank and a sentence against it in the High Court. The Bank has formalized an abrogation appeal against the latter sentence before the Civil Abrogation Court before the Supreme Court of Justice, which decided to resubmit this to the High Court for the Judge's sentence of provisional resubmission designated to issue sentence newly. Presently it is waiting for the notification of the parties.

- As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN issued certain administrative proceedings against various financial entities for the presumed suspension of commercial services to users in some agencies, without the previous notice to such regulator entity, and the presumed partial reduction of the standard service business hours during various days of January 2003. In connection therewith, the Bank filed its defense arguments for the claims filed against it.

On May 11 and 27, 2004 the SUDEBAN notified the Bank that the 45-day period set forth to decide on the 9 sanctioning administrative proceedings filed for the presumed suspension of commercial services would begin. On July 7, 2004, the Bank requested the accrual of all the sanctioning administrative proceedings referred to above. To date, the Bank is waiting for the resolution of this case.

The maximum contingency related to these administrative proceedings corresponds to penalties from 0.5% to 1% of the Bank's paid-in capital stock.

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of December 31 and June 30, 2004, cover sufficiently the obligations that might arise as a result of the claims referred to above.

NOTE 22.- Balances and transactions with related parties:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might not be similar to those that might result from transactions with unrelated parties.

The most significant transactions carried out by the Bank with stockholders and related parties are mainly represented by investments and borrowings, the effects of which are presented as follows:

	31-12-04	30-06-04
	(In thousands of bolivars)	
Other operating income:		
Commissions from services-		
Participaciones Vencred, S.A.	**5,400**	5,400
Income from equity participation:		
Participaciones Vencred, S.A.	**95,647**	101,605
	101,047	107,005

	31-12-04	30-06-04
	(In thousands of bolivars)	
Financial expenses:		
Expenses for deposits in interest-bearing current accounts-		
Inversiones Bonorum, C.A.	**3,333**	1,489
Vencred, S.A.	**3,290**	3,471
Valores Vencred, S.A.	**1,580**	2,118
Other	**3,406**	1,683
	11,609	8,761
Expenses for savings deposits-		
Servicios de Actualización Automátizada, S.A.	**1,910**	1,832
Other	**-0-**	7
	1,917	1,839
Expenses for other borrowings-		
Participaciones Vencred, S.A.	**89,236**	83,898
Other operating expenses-		
Valores Vencred, S.A.	**31,390**	-0-
Operating expenses-		
Vencred, S.A.	**50,046**	50,046
Venezolana de Bienes, S.A.	**14,122**	14,122
	64,168	64,168
	198,320	158,666

During the six-month periods ended December 31 and June 30, 2004, the Bank sold to Participaciones Vencred, S.A. (an affiliate) available-for-sale securities, at their book value.

During the six-month periods ended December 31 and June 30, 2004, Participaciones Vencred, S.A. (an affiliate) made investments in nominative demand certificates in the Bank, which generated interest expense for approximately Bs. 89 million and Bs. 84 million, respectively.

As a result of these transactions and other less significant transactions, the following balances are included in various captions of the balance sheets:

	31-12-04	30-06-04
	(In thousands of bolivars)	
ASSETS		
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,639,686**	5,544,039
Foreclosed assets:		
Desarrollos del Sol, C.A. (see Note 8)	**3,396,209**	3,396,209
	9,035,895	8,940,248

	31-12-04	30-06-04
	(In thousands of bolivars)	
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Valores Vencred, S.A.	**128,907**	363,632
Vencred, S.A.	**990**	8,084
Other	**200**	200
	130,097	371,916
Interest-bearing current accounts-		
Venezolana de Bienes, S.A.	**639,358**	153,946
Vencred, S.A.	**560,251**	698,490
Inversiones Bonorum, C.A.	**276,385**	174,342
Valores Vencred, S.A.	**178,924**	47,933
Other	**68,016**	19,573
	1,722,934	1,094,284
Savings deposits-		
Servicios de Actualización Automatizada, S.A.	**232,148**	297,688
Other	**1,961**	1,954
	234,109	299,642
	2,087,140	1,765,842
Other borrowings-		
Participaciones Vencred, S.A.	**6,445,685**	6,351,960
	8,532,825	8,117,802

NOTE 23.- Foreign currency balances:

Foreign currency balances included in the balance sheets are detailed as follows:

	31-12-04		30-06-04	
	US$	Bs.	US$	Bs.
	(In thousands)			
ASSETS:				
Cash and due from banks	**21,862**	**41,869,298**	8,722	16,704,460
Investment securities	**75,545**	**144,683,603**	72,739	139,310,295
Loan portfolio	**44**	**84,252**	780	1,494,779
Interests and commissions receivable	**98**	**187,496**	137	263,120
Other assets	**159**	**304,472**	162	309,619
	97,708	**187,129,121**	82,540	158,082,273
LIABILITIES:				
Customers' deposits	**(67,136)**	**(128,578,871)**	(62,217)	(119,157,794)
Other borrowings	**(5,071)**	**(9,711,542)**	(4,179)	(8,004,348)
Other financial intermediation obligations	**(23)**	**(43,229)**	-0-	-0-
Interests and commissions payable	**(21)**	**(39,579)**	(14)	(26,999)
Accruals and other liabilities	**(229)**	**(439,016)**	(392)	(751,126)
	(72,480)	**(138,812,237)**	(66,802)	(127,940,267)
MEMORANDUM ACCOUNTS:				
Contingent debit accounts, net	**128**	**138,183**	259	276,366
Other debit memorandum accounts, net	**(15,466)**	**(29,618,828)**	(8,147)	(15,603,826)
	(15,338)	**(29,480,645)**	(7,888)	(15,327,460)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month period ended December 31, 2004, the Bank obtained exchange gains, including income from foreign currency forward transactions, for approximately Bs. 471 million (Bs. 3,705 million as of June 30, 2004), and losses for approximately Bs. 1 million (Bs. 1,039 million as of June 30, 2004), which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of December 31 and June 30, 2004, the net foreign currency position allowed by BCV was approximately Bs. 27,952 million (US$ 15 million) and Bs. 24,427 million (US$ 13 million), respectively, equivalent to 15% of net stockholders' equity. The net foreign currency position maintained for December and June 2004, calculated on the basis of the Bank's individual financial statements under parameters provided by said institution, amounts to approximately Bs. 18,943 million (US$ 9.9 million) as of December 31, 2004, and Bs. 15,034 million (US$ 7.8 million) as of June 30, 2004.

NOTE 24.- Exchange regime:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with BCV certain measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. On February 5, 2003, Banco Central de Venezuela issued the Exchange agreement N° 1 published in the Official Gazette No. 37625 that rules the new foreign currency management regime that imposes restrictions to the free convertibility of currencies and the creation of CADIVI (Foreign Exchange Administration Commission), which is in charge of coordinating, administrating, controlling and establishing the requirements, procedures and restrictions required for the execution of this exchange agreement. The official exchange rate from the effectiveness of the new exchange regime would be Bs. 1,596 per US$ 1.00 for purchases.

On April 22, 2003, the Bank entered into the agreement related to the purchase and sale of foreign currencies with CADIVI, under which it may participate in the activities related to the management of the exchange regime through its main office and branches, agencies and offices designated by the Bank. Such agreement has a duration of six months that may be automatically extended for the same term, except as the parties express otherwise.

On February 6, 2004, as published in Official Gazette N° 37874, Banco Central de Venezuela modified Exchange Agreement N° 2, by fixing the new exchange rate in Bs. 1,915.20 per US dollar for purchases and Bs. 1,920 per US dollar for sales.

NOTE 25.- Explanation added for translation into English:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS CAYMAN ISLANDS BRANCH

Supplemental Financial Statements
As of December 31 and June 30, 2004

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of constant bolivars)

ASSETS	31-12-04	30-06-04
CASH AND DUE FROM BANKS:		
Cash	**37.908.653**	23.837.723
Banco Central de Venezuela	**174.051.975**	151.599.551
Due from domestic banks and other financial institutions	-	-
Due from foreign banks and correspondents	**36.027.766**	11.886.830
Due from main office and branches	-	-
Clearing house funds	**17.186.744**	29.108.303
(Allowance for cash and due from banks)	-	-
	265.175.138	216.432.407
INVESTMENT SECURITIES:		
Placements in Banco Central de Venezuela and interbank transactions	**276.550.885**	182.890.203
Trading securities	-	-
Available-for-sale securities	**22.690.060**	44.297.225
Held-to-maturity securities	**153.812.613**	268.074.992
Restricted cash investments	**117.086.609**	111.207.618
Other securities	-	-
(Allowance for investment securities)	-	-
	570.140.167	606.470.038
LOAN PORTFOLIO:		
Current loans	**723.109.832**	503.036.150
Restructured loans	**3.230.558**	3.463.836
Past-due loans	**2.281.124**	2.854.875
Loans in litigation	**1.693.461**	3.295.292
(Allowance for loan portfolio)	**(12.199.132)**	(12.002.559)
	718.115.843	500.647.594
INTERESTS AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	**48.834**	4.613
Accrued interest receivable from investment securities	**3.719.997**	7.018.460
Accrued interest receivable from loan portfolio	**7.093.116**	4.701.379
Commissions receivable	**1.438.107**	1.109.238
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	**(229.749)**	(186.005)
	12.070.305	12.647.685
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	**5.639.769**	5.950.785
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	**(289.870)**	(289.870)
	5.349.899	5.660.915
FORECLOSED ASSETS	**21.346.718**	23.438.345
PREMISES AND EQUIPMENT	**80.349.654**	79.515.896
OTHER ASSETS	**19.766.755**	12.946.543
	1.692.314.479	1.457.759.423
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	**359.283.981**	295.103.785
Trust assets	**2.399.726.914**	2.570.157.589
Other trusts	**96.807.201**	103.904.380
Other debit memorandum accounts	**1.708.962.768**	1.404.782.817
	4.564.780.864	4.373.948.571

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	31-12-04	30-06-04
CUSTOMERS' DEPOSITS:		
Deposits in current accounts		
Non-interest-bearing current accounts	**320.428.148**	306.940.207
Interest-bearing current accounts	**369.371.977**	309.814.132
	689.800.125	616.754.339
Other demand obligations	**21.491.963**	30.337.617
Money transaction table obligations	-	-
Savings deposits	**177.929.716**	163.077.626
Time deposits	**308.841.269**	256.530.319
Securities issued by the Bank	-	-
Restricted customers' deposits	**66.056.689**	58.693.466
	1.264.119.762	1.125.393.367
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions due in one year or less	**20.591.023**	20.590.960
Obligations with domestic financial institutions due over one year	-	-
Obligations with foreign financial institutions due in one year or less	**58.281.784**	10.821.087
Obligations with foreign financial institutions due over one year	-	-
Obligations resulting from other borrowings due in one year or less	-	-
Obligations resulting from other borrowings due over one year	**484.637**	567.889
	79.357.444	31.979.936
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	**161.540**	267.296
INTERESTS AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	**1.416.253**	853.752
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	**93.928**	94.435
Accrued expenses for other financial intermediation obligations	-	-
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	1.510.181	948.187
ACCRUALS AND OTHER LIABILITIES	**91.075.390**	55.467.038
Total liabilities	**1.436.224.317**	1.214.055.824
STOCKHOLDERS' EQUITY:		
Paid-in capital	**50.400.000**	42.000.000
Restatement of paid-in capital	**351.077.783**	350.701.755
Uncapitalized equity contributions	**88.474.819**	88.474.819
Capital reserves	**310.781.901**	308.305.408
Retained earnings	**(545.772.367)**	(545.945.263)
Unrealized gain or loss on available-for-sale securities	**1.128.026**	166.880
Total stockholders' equity	**256.090.162**	243.703.599
	1.692.314.479	1.457.759.423
PER CONTRA MEMORANDUM ACCOUNTS	**4.564.780.864**	4.373.948.571

EXHIBIT II

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of constant bolivars)

	31-12-04	30-06-04
FINANCIAL INCOME:		
Cash and due from banks	7.857	29.749
Investment securities	29.160.572	41.554.115
Loan portfolio	53.186.448	42.155.114
Other accounts receivable	1.267.623	928.130
Investments in subsidiaries and affiliates		-
Main office, branches and agencies		-
Other	71.635	167.251
	83.694.135	84.834.359
FINANCIAL EXPENSES:		
Customers' deposits	13.224.499	9.626.317
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	240.672	207.105
Other financial intermediation obligations	85.556	248.268
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other		1.391
Monetary loss	9.342.967	13.035.868
	22.893.694	23.118.949
Gross financial margin	60.800.441	61.715.410
INCOME FROM RECOVERY OF FINANCIAL ASSETS	82.889	2.908.180
EXPENSES FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	1.523.042	-
Expenses for reconciling items	-	-
	1.523.042	-
Net financial margin	59.360.288	64.623.590
OTHER OPERATING INCOME	30.459.676	29.118.975
OTHER OPERATING EXPENSES	4.416.181	4.279.960
Financial intermediation margin	85.403.783	89.462.605
LESS- OPERATING EXPENSES:		
Personnel	23.442.998	24.089.736
General and administrative expenses	24.325.469	22.373.330
Contributions to FONDO DE GARANTIA DE DEPOSITOS Y PROTECCION BANCARIA	2.274.942	2.229.163
Contributions to SUPERINTENDENCIA DE BANCOS Y OTRAS INSTITUCIONES FINANCIERAS	779.324	643.854
	50.822.733	49.336.083
Gross operating margin	34.581.050	40.126.522
Income from foreclosed assets	648.656	907.893
Income from special programs	-	-
Miscellaneous operating income	2.451.156	2.996.548
Expenses for foreclosed assets	(2.740.642)	(3.158.295)
Expenses for depreciation, amortization and impaired miscellaneous assets	(602.280)	(602.280)
Miscellaneous operating expenses	(3.842.375)	(6.078.831)
	(4.085.485)	(5.934.965)
Net operating margin	30.495.565	34.191.557
EXTRAORDINARY INCOME	124.416	98.537
EXTRAORDINARY EXPENSES	408.918	468.867
Gross income before income taxes	30.211.063	33.821.227
INCOME TAXES	5.446.133	4.335.864
Net income	24.764.930	29.485.363
ALLOCATION OF INCOME, net:		
Legal reserve	2.476.493	2.948.537
Statutory earnings-		
Board of Directors	3.054.257	4.043.022
	3.054.257	4.043.022
Retained earnings-		
Restricted undistributed earnings	-	-
Available undistributed earnings	19.234.180	22.493.804
	19.234.180	22.493.804
	24.764.930	29.485.363

EXHIBIT III

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
SUPPLEMENTAL STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of constant bolivars)

					Retained earnings					
	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Restricted undistributed earnings	Available undistributed earnings	Result from exposure to inflation	Total	Unrealized gain or loss on available-for-sale securities	Total stockholders' equity
BALANCES, as of December 31, 2003	42.000.000	350.701.755	88.474.819	305.356.871	16.768.053	(74.478.219)	(474.176.229)	(531.886.395)	968.831	255.615.881
Net income for the six-month period	-	-	-	-	-	29.485.363	-	29.485.363	-	29.485.363
Transfer to legal reserve	-	-	-	2.948.537	-	(2.948.537)	-	(2.948.537)		-
Statutory earnings - Board of directors	-	-	-	-	-	(4.043.022)	-	(4.043.022)		(4.043.022)
Dividends declared- Cash	-	-	-	-	-	(36.552.672)	-	(36.552.672)		(36.552.672)
Net unrealized loss on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	(801.951)	(801.951)
To limit the foreign branch income for the six month period	-	-	-	-	2.889.903	(2.889.903)	-	-		-
BALANCES, as of June 30, 2004	42.000.000	350.701.755	88.474.819	308.305.408	19.657.956	(91.426.990)	(474.176.229)	(545.945.263)	166.880	243.703.599
Capital stock increase	**8.400.000**	**376.028**	-	-		**(8.776.028)**	-	**(8.776.028)**		-
Net income for the six-month period	-	-	-	-		**24.764.930**	-	**24.764.930**		**24.764.930**
Transfer to legal reserve	-	-	-	**2.476.493**		**(2.476.493)**	-	**(2.476.493)**		-
Statutory earnings - Board of directors	-	-	-	-		**(3.054.257)**	-	**(3.054.257)**		**(3.054.257)**
Dividends declared- Cash	-	-	-	-		**(10.285.256)**	-	**(10.285.256)**		**(10.285.256)**
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-		-	-	-	**961.146**	**961.146**
To limit the foreign branch income for the six month period	-	-	-	-	**286.010**	**(286.010)**	-	-		-
BALANCES, as of December 31, 2004	**50.400.000**	**351.077.783**	**88.474.819**	**310.781.901**	**19.943.966**	**(91.540.104)**	**(474.176.229)**	**(545.772.367)**	**1.128.026**	**256.090.162**

EXHIBIT IV

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31 AND JUNE 30, 2004
(Stated in thousands of constant bolivars)

	31-12-04	30-06-04
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	**24.764.930**	29.485.363
Adjustments to reconcile net income to cash from operating activities-		
Income from recovery of financial assets	-	(2.192.087)
Allowance for uncollectible and impaired financial assets	**1.523.042**	-
Depreciation and amortization	**7.834.403**	7.924.634
Equity in earnings for the six-month period	**311.016**	536.313
Net change in other assets	**(8.932.249)**	(2.279.257)
Net change in interests and commissions receivable	**516.297**	1.123.723
Net change in accruals and other liabilities	**35.249.571**	(6.303.075)
Net change in interests and commissions payable	**561.994**	487.407
Statutory earnings	**(3.054.257)**	(4.043.022)
Net cash from operating activities	**58.774.747**	24.739.999
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:		
Net change in customers' deposits	**138.726.395**	17.942.524
Net change in other borrowings	**47.377.508**	(148.304.562)
Net change in other financial intermediation obligations	**(105.756)**	(309.021)
Cash dividends paid	**(10.285.256)**	(36.552.672)
Net cash from (used in) financing activities	**175.712.891**	(167.223.731)
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES:		
Loans granted for the period	**(649.518.624)**	(503.962.564)
Loans collected for the period	**430.947.197**	397.041.201
Net change in placements in Banco Central de Venezuela and	**(93.660.682)**	287.025.690
interbank transactions	**22.568.311**	3.014.014
Net change in held-to-maturity securities	**114.262.379**	(20.384.172)
Net change in restricted cash investments	**(5.878.991)**	(64.381.599)
Additions to premises and equipment and foreclosed assets, net	**(4.464.497)**	(671.299)
Net cash (used in) from investing activities	**(185.744.907)**	97.681.271
Net increase (decrease) in cash and due from banks	**48.742.731**	(44.802.461)
CASH AND DUE FROM BANKS, at the beginning of the six-month period	**216.432.407**	261.234.868
CASH AND DUE FROM BANKS, at the end of the six-month period	**265.175.138**	216.432.407

EXHIBIT V

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS CAYMAN ISLANDS BRANCH

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS AS OF DECEMBER 31 AND JUNE 30, 2004

NOTE 1.- Supplemental information:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- Basis of presentation:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at December 31, 2004, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

The financial statements of the prior six-month period (June 2004) have been restated in currency of the last year-end and their amounts differ from the amounts presented in currency of the corresponding six-month period. As a result, the amounts of both financial statements are comparable between them, and are also comparable to the amounts of the prior six-month period, since they are all expressed in currency of similar purchasing power.

The Bank adopted the general price-level method to restate its historical accounting records. This method consists of restating the accounting records through the application of the general consumer price index (CPI) for the metropolitan area of Caracas, published monthly by BCV, which estimates the constant prices of the economy. The indexes used for restating, with 1997 as the base year, were as follows:

	31-12-04	30-06-04
Year-end	**459.65**	428.25
Average index	**443.10**	408.14

The accumulated inflation rates for the six-month periods ended December 31 and June 30, 2004 were 7.33% and 11.04%, respectively.

A summary of the procedures applied to restate the financial statements for the effects of inflation, in accordance with the general price-level method, is as follows:

a. Monetary assets and liabilities, represented by cash and due from banks, investment securities, loan portfolio, interests and commissions receivable, certain items of other assets, customers' deposits, other borrowings, other financial intermediation obligations, interests and commissions payable and accruals and other liabilities, are presented with the same amounts shown in the historical accounting records since they state the monetary value of their components at the date of the balance sheet.

b. Nonmonetary assets and liabilities, represented by investments in subsidiaries, affiliates and branches, foreclosed assets, premises and equipment and certain items of other assets, are adjusted by applying the CPI, in accordance with the date in which they originated.

c. Paid-in capital stock, retained earnings and other equity accounts are restated from the date of contribution or origin, through the application of the CPI.

d. The profit and loss accounts (statements of income) are restated based on the general average CPI for the year, except for costs and expenses related with nonmonetary assets that were restated according to the adjusted values of the related assets.

As a result of the restatements made under the general price-level method, a monetary loss arises, which is presented in the "Financial expenses" caption in the income for the period, and represents the loss resulting from a monetary denominated asset position during an inflationary period since a monetary liability can be paid with currency of lower purchasing power while the monetary asset reduces its actual value.

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid - in Capital

Bs. 50,400,000 - Reserves: Bs. 142,192,394

RIF: J-000029709 NIT:0000011550

Unofficial Convenience Translation

Balance at December 31, 2004 (In thousands of Bolivars)

	6 Months Ended 12/31/2004		6 Months Ended 06/30/2004	
Assets	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	264,326,778	265,175,138	200,974,588	201,649,012
Cash	37,876,071	37,908,653	22,198,208	22,209,490
Central Bank of Venezuela	174,051,975	174,051,975	141,244,558	141,244,558
Banks and other National Financial Institutions	0	0	0	0
Banks and Foreign Branches	35,390,445	36,027,766	10,466,511	11,074,901
Main Office and Branches	0	0	0	0
Short Term Negotiable Instruments	17,008,287	17,186,744	27,065,311	27,120,063
(Allowances for Current Assets Losses)	0	0	0	0
Investments in Financial Instruments	426,606,797	570,140,167	433,373,885	565,045,159
Placements in The Central Bank of Venezuela	264,943,413	276,550,885	169,237,051	170,397,905
Investments in Negotiable Financial Instruments	0	0	0	0
Investments in Financial Instruments Available for Sale	2,957,384	22,690,060	2,634,684	41,271,507
Investment in Financial Instruments to be collected at Maturity	43,405,000	153,812,613	159,666,000	249,764,155
Restricted Liquidity Investments	115,301,000	117,086,609	101,836,150	103,611,592
Investments in Other Financial Instruments	0	0	0	0
(Allowance for Investments in Financial Instruments Losses)	0	0	0	0
Loan Portfolio	718,113,773	718,115,843	466,450,907	466,450,907
Current Loans	723,109,832	723,109,832	468,676,313	468,676,313
Restructured Loans	3,230,558	3,230,558	3,227,239	3,227,239
Overdue Loans	2,276,832	2,281,124	2,659,873	2,659,873
Credit in Litigation	1,693,461	1,693,461	3,070,207	3,070,207
(Allowance for Loan Portfolio Losses)	(12,196,910)	(12,199,132)	(11,182,725)	(11,182,725)
Interest and Commissions Receivable	11,931,643	12,070,305	11,524,964	11,783,787
Revenues Receivable for Current Assets	48,834	48,834	4,298	4,298
Revenues Receivable for Investments in financial instruments	3,581,335	3,719,997	6,280,242	6,539,065
Revenues Receivable for Loan Portfolio	7,093,116	7,093,116	4,380,252	4,380,252
Commissions Receivable	1,438,107	1,438,107	1,033,472	1,033,472
Revenues Receivable for Other Accounts Receivable	0	0	0	0
(Allowance for Revenues Receivable for Loan Portfolio and othe	(229,749)	(229,749)	(173,300)	(173,300)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	17,833,605	5,611,385	16,815,671	5,515,738
Holdings in Other Institutions	5,639,686	5,639,686	5,544,039	5,544,039
Investments in Foreign Branches and Offices	12,222,220	0	11,299,933	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)	(28,301)	(28,301)
Liquid Assets	8,999,358	8,999,358	10,387,382	10,387,382
Durable Goods	28,093,171	28,093,171	25,102,449	25,102,449
Other Assets	20,340,288	20,611,344	12,202,023	12,477,793
Total Assets	**1,496,245,413**	**1,628,816,711**	**1,176,831,869**	**1,298,412,227**

Liabilities	6 Months Ended 12/31/2004 Venezuela Operations	6 Months Ended 12/31/2004 Consolidated with Foreign Branches and Offices	6 Months Ended 06/30/2004 Venezuela Operations	6 Months Ended 06/30/2004 Consolidated with Foreign Branches and Offices
Deposits from the Public	1,135,540,891	1,264,119,762	929,365,686	1,048,523,479
Checking Account Deposits	604,159,351	689,800,125	490,607,129	574,626,992
Non-Interest Bearing Checking Accounts	320,428,148	320,428,148	285,974,685	285,974,685
Interest Bearing Checking Accounts	283,731,203	369,371,977	204,632,444	288,652,307
Other At-Sight Obligations	21,440,664	21,491,963	28,236,065	28,265,409
Obligations for mesa de dinero Operations	0	0	0	0
Savings Deposits	177,929,716	177,929,716	151,938,624	151,938,624
Time Deposits	307,706,062	308,841,269	237,855,648	239,008,040
Securities Issued by the Institution	0	0	0	0
Restricted Deposits	24,305,098	66,056,689	20,728,220	54,684,414
Obligations with Venezuela Central Bank	0	0	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0	0	0
Other Financings	75,391,502	79,357,444	27,536,802	29,795,549
Obligations with National Financial Institutions for up to one year	20,591,023	20,591,023	19,184,496	19,184,496
Obligations with National Financial Institutions for more than one year	0	0	0	0
Obligations with Foreign Financial Institutions for up to one year	54,315,842	58,281,784	7,823,207	10,081,954
Obligations with Foreign Financial Institutions for more than one year	0	0	0	0
Obligations for Other Financings for up to one year	0	0	0	0
Obligations for Other Financings for more than one year	484,637	484,637	529,099	529,099
Other Obligations due to Intermediation	161.540	161.540	249,038	249,038
Interest and Commissions Payable	1,509,305	1,510,181	883,357	883,422
Expenses Payable for Deposits from the Public	1,415,377	1,416,253	795,372	795,437
Expenses Payable for Obligations with Central Bank	0	0	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0	0	0
Expenses Payable for Other Financings	93,928	93,928	87,985	87,985
Expenses Payable for Other Obligations due to Intermediation	0	0	0	0
Expenses Payable for Obligations Convertible to Capital	0	0	0	0
Expenses Payable for Subordinated Obligations	0	0	0	0
Other Liabilities	91,049,781	91,075,390	51,514,615	51,678,368
Subordinated Obligations	0	0	0	0
Obligations Convertible to Capital	0	0	0	0
Total Liabilities	**1,303,653,019**	**1,436,224,317**	**1,009,549,498**	**1,131,129,856**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 12/31/2004 Venezuela Operations	6 Months Ended 12/31/2004 Consolidated with Foreign Branches and Offices	6 Months Ended 06/30/2004 Venezuela Operations	6 Months Ended 06/30/2004 Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000	42,000,000	42,000,000
Paid-in Capital	50,400,000	50,400,000	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	48,641,183	48,641,183	44,952,889	44,952,889
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	65,037,289	65,037,289	52,788,105	52,788,105
Unrealized Gain or Loss	1,128,026	1,128,026	155,481	155,481
Treasury Shares	0	0	0	0
Total Net Worth	**192,592,394**	**192,592,394**	**167,282,371**	**167,282,371**
Total Liabilities and Stockholder's Equity	**1,496,245,413**	**1,628,816,711**	**1,176,831,869**	**1,298,412,227**
Contingent Debtor Accounts	358,911,088	359,283,981	274,804,764	274,946,749
Trust Assets	2,399,726,914	2,399,726,914	2,394,603,216	2,394,603,216
Other orders of confidence	96,807,201	96,807,201	96,807,201	96,807,201
Debtor Accounts for other Trust Charges	0	0	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0	0	0
Other Debtor Accounts	1,708,644,012	1,708,962,768	1,308,629,282	1,308,829,258
Other Debtor Registration Accounts	0	0	0	0
Transferred Investments	0	0	0	0
Loans to Agricultural Sector	3,728,000	3,728,000	21,158.000	21,158,000
Accumulated Loans to Agricultural Sector	78,615,914	78,615,914	62,111,874	62,111,874
Deposits of Official Entities	1,126,356	1,126,356	1,688,265	1,688,265
Micro Credits	17,098,540	17,098,540	10,862,302	10,862,302
Current Loans Adapted to Resolution number 056.03	6,704,761	6,704,761	10,519,537	10,519,537
Vehicle Loans Under Balloon Payment Mode	0	0	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0	0	0
Mortgage Loans Outside The Housing Saving System	0	0	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	893,172	3,982,293	0	0	0	4,875,465
Guaranty	0	2,039,590,147	0	0	0	2,039,590,147
Administration	2,076,875	352,441,487	164,996	'62,030	515,914	355,261,302
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,970,047**	**2,396,013,927**	**164,996**	**'62,030**	**515,914**	**2,399,726,914**

Statement of Published Earnings for the Period From

July 01, 2004 - December 31, 2004 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 12/31/2004		6 Months Ended 06/30/2004	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	79,398,185	80,727,929	74,258,805	75,380,769
Current Assets Income	571	7,836	25,312	'26,470
Investments in Financial Instrument Income	26,835,554	28,158,033	35,974,214	36,943,192
Loan Portfolio Income	51,271,033	51,271,033	37,286,644	37,438,472
Other Accounts Receivable Income	1,221,972	1,221,972	824,126	824,126
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0	0	0
Main Office and Branches Income	0	0	0	0
Other Financial Income	69,055	69,055	148,509	148.509
Financial Expenses	12,859,678	13,070,308	8,785,344	8,961,473
Deposit Expense	12,545,198	12,755,828	8,379,763	8,555,892
Obligations with Central Bank of Venezuela Expense	0	0	0	0
Obligations with National Savings and Loan Bank Expense	0	0	0	0
Other Financings Expense	232,005	232,005	183,898	183,898
Obligations due to Intermediation Expense	82,475	82,475	220,448	220,448
Subordinated Obligations Expenses	0	0	0	0
Obligations Convertible to Capital Expense	0	0	0	0
Headquarters, Branches and Other Offices Expense	0	0	0	0
Other Financial Expense	0	0	1,235	1,235
Gross Financial Margin	66,538,507	67,657,621	65,473,461	66,419,296
Recovery of Financial Assets Income	79,904	79,904	2,347,422	2,593,870
Non-Collectibility and Devaluation of Financial Assets Expenses	1,466,050	1,468,272	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	1,466,050	1,468,272	0	0
Outstanding Accounts for Conciliation Expenses	0	0	0	0
Net Financial Margin	65,152,361	66,269,253	67,820,883	69,013,166
Other Operating Income	29,432,961	29,469,622	26,513,173	25,971,037
Other Operating Expenses	3,334,951	3,980,577	3,178,652	3,331,315
Intermediation Margin	91,250,371	91,758,298	91,155,404	91,652,888
Tansformation Express	47,005,920	47,299,716	41,885,718	42,267,083
Personnel Expenses	22,548,772	22,600,606	21,274,187	21,396,037
Operating Expenses	21,512,876	21,754,838	18,060,455	18,319,970
FOGADE Contributions	2,193,014	2,193,014	1,979,370	1,979,370
Superintendence of Banks Constributions	751,258	751,258	571,706	571706
Gross Operative Margin	44,244,451	44,458,582	49,269,686	49,385,805
Realizable Goods Income	655,113	655,113	1,086,867	1,086,867
Special Programs Income	0	0	0	0
Other Operative Income	2,361,542	2,362,932	2,558,477	2,665,804
Realizable Goods Expense	1,300,242	1,300,242	1,508,025	1,508,025
Depreciation, Amortization and devaluation of Diverse assets Expenses	57,426	57,426	57,426	57,426
Other Operative Expenses	3,496,240	3,711,761	5,184,976	5,408,136
Net Operating Margin	42,407,198	42,407,198	46,164,603	46,164,889

Extraordinary Income	119,935	119,935	87,495	87,495
Extraordinary Expenses	394,192	394,192	416,054	'416,340
Income Before Taxes	42,132,941	42,132,941	45,836,044	45,836,044
Income Tax	5,250,000	5,250,000	3,850,000	3,850,000
Net Income	36,882,941	36,882,941	41,986,044	41,986,044
Net Income Allocation				
Legal Reserve	3,688,294	3,688,294	2,099,302	2,099,302
Statutory Dividends	0	0	0	0
Board of Diretors	2,944,263	2,944,263	3,589,974	3,589,974
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the period	**30,250,384**	**30,250,384**	**36,296,768**	**36,296,768**
LOSEP Contributions	339,387	339,387	383,961	383,961

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 12.87$	4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 6.05$
1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operatio}} \times 100 = 159.85$	4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 50.88$
2. Banking Solvency and Assets' Quality	5. Liquidity
2.1. $\frac{\text{Allowance for Loan Portfolio Losses}}{\text{Gross Loan Portfolio}} \times 100 = 1.67$	5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 23.28$
2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.54$	5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Deposits from the Public}} \times 100 = 46,87$
3. Management	
3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 8.19$	
3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 54.27$	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid-in Capital: Bs. 50,400,000 - Reserves: Bs. 139,997,016

RIF: J-000029709 NIT: 0000011550

Unofficial Convenience Translation

Balance at Enero 31, 2005 (In thousands of Bolivars)

Assets	Month Ended 01/31/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	260,068,691	265,095,925
Cash	28,946,358	28,978,940
Central Bank of Venezuela	176,861,841	176,861,841
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	15,084,939	20,019,700
Main Office and Branches	0	0
Short Term Negotiable Instruments	39,175,553	39,235,444
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	398,709,796	537,951,124
Placements in The Central Bank of Venezuela and Interbanking Operations	286,053,140	289,986,486
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	2,950,656	22,642,730
Investment in Financial Instruments to be Collected at Maturity	24,930,000	138,579,724
Restricted Liquidity Investments	84,776,000	86,742,184
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	729,884,630	729,886,683
Current Loans	734,852,539	734,852,539
Restructured Loans	3,144,221	3,144,221
Overdue Loans	2,608,724	2,612,979
Loans in Litigation	1,647,511	1,647,511
(Allowance for Loan Portfolio)	(12,368,365)	(12,370,587)
Interest and Commissions Receivable	11,353,448	11,481,876
Revenues Receivable for Current Assets	31,115	31,115
Revenues Receivable for Investments in Financial Instruments	4,208,767	4,337,195
Revenues Receivable for Loan Portfolio	6,915,900	6,915,900
Commissions Receivable	427,415	427,415
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(229,749)	(229,749)
Investments in Subsidiaries, Affiliates and Branches	17,870,280	5,612,723
Investments in Subsidiaries and Affiliates	5,641,024	5,641,024
Investments in Branches	12,257,557	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	8,707,130	8,707,130
Durable Goods	27,785,399	27,785,399
Other Assets	22,206,724	22,598,817
Total Assets	**1,476,586,098**	**1,609,119,657**

Liabilities	Month Ended 01/31/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	1,021,385,343	1,151,417,434
Checking Account Deposits	592,791,761	680,008,129
Non-Interest Bearing Checking Accounts	341,515,591	341,515,591
Interest Bearing Checking Accounts	251,276,170	338,492,538
Other At-Sight Obligations	30,233,206	30,265,932
Money Desk Operations Obligations	0	0
Savings Deposits	170,531,554	170,531,554
Time Deposits	201,368,659	202,634,145
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	26,460,163	67,977,674
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	142,752,394	145,127,056
Obligations with National Financial Institutions for up to one year	87,998,035	87,998,035
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	54,269,722	56,644,384
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	484,637	484,637
Other Obligations due to Intermediation	161,540	161,540
Interest and Commissions Payable	1,084,598	1,085,574
Expenses Payable for Deposits from the Public	1,010,972	1,011,948
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	73,626	73,626
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	115,369,668	115,495,498
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,280,753,543**	**1,413,287,102**
Operations	5,435,539	5,435,539

Shareholder's Equity	Month Ended 01/31/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	48,641,183	48,641,183
Adjustments to Shareholder's Equity	0	0
Retained Earnings	62,889,241	62,889,241
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	1,080,696	1,080,696
(Treasury Shares)	0	0
Total Shareholder's Equity	**190,397,016**	**190,397,016**
Total Liabilities and Shareholder's Equity	**1,476,586,098**	**1,609,119,657**
Contingent Debtor Accounts	325,112,129	325,485,022
Trust Assets	2,387,209,593	2,387,209,593
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,601,904,626	1,602,109,226
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	19,796,854	19,796,854
Accumulated Loans to Agricultural Sector	93,645,617	93,645,617
Deposits of Official Entities	1,245,085	1,245,085
Micro Credits	22,801,512	22,801,512
Current Loans Adapted to Resolution Number 056.03	6,297,037	6,297,037
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	893,591	4,046,977	0	0	0	4,940,568
Guaranty	0	2,038,978,469	0	0	0	2,038,978,469
Administration	2,043,297	340,499,608	164,988	62,019	520,644	343,290,556
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,936,888**	**2,383,525,054**	**164,988**	**62,019**	**520,644**	**2,387,209,593**

Statement of Published Earnings for the Period from January 01, 2005 - January 31, 2005 (in thousands of Bolivars)

Unofficial Translation

	1 Month Ended 01/31/2005	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	14,092,817	14,337,067
Current Assets Income	297	620
Investments in Financial Instrument Income	4,379,902	4,623,829
Loan Portfolio Income	9,567,480	9,567,480
Other Accounts Receivable Income	145,138	145,138
Investments in Subsidiaries, Affiliates and Branches	0	0
Main Office and Branches Income	0	0
Other Fiancial Income	0	0
Financial Expenses	2,485,716	2,535,044
Deposit from Public Expenses	2,423,823	2,473,058
Obligations with Central Bank of Venezuela	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	60,628	60,721
Obligations due to Intermediation Expenses	1,265	1,265
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	11,607,101	11,802,023
Recovery of Financial Assets Income	'1,200	'1,200
Non-Collectibles and Devalutation of Financial Assets Expenses	171,455	171,455
Non-Collectibles of Debts and other Accounts Receivable Expenses	171,455	171,455
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	11,436,846	11,631,768
Other Operative Income	3,396,576	3,359,605
Other Operative Expenses	636,331	670,026
Intermediation Margin	14,197,091	14,321,347
Tansformation Expenses	7,797,604	7,852,097
Personnel Expenses	3,756,942	3,766,255
General and Administrative Expenses	3,456,048	3,501,228
FOGADE Contributions	459,404	459,404
Superintendence of Banks Constributions	'125,210	'125,210
Gross Operative Margin	6,399,487	6,469,250
Realizable Goods Income	143,637	143,637
Special Programs Income	0	0
Various Operative Income	226,507	228,665
Realizable Goods Expense	127,937	127,937
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	9,571	9,571
Various Operative Expenses	526,584	598,505
Net Business Margin	6,105,539	6,105,539

Extraordinary Income	0	0
Extraordinary Expenses	70,000	70,000
Income Before Taxes	6,035,539	6,035,539
Income Tax	´600,000	´600,000
Net Income	5,435,539	5,435,539

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 12.89 1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 170.74	4.1. Net Income / Average Asset x 100 = 4.20 4.2. Net Income / Average Stockholder's' Equity x 100 = 34.06
2. Banking Solvency and Assets' Quality	5. Liquidity
2.1. Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 1.67 2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0.57	5.1. Current Assets / Deposits from the Public x 100 = 24.11 5.2. (Current Assets + Invetments in Negotiable Instruments) / Deposits from the Public x100 = 64.50
3. Management	
3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 7.12 3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 51.18	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid-in Capital: Bs. 50,400,000 - Reserves: Bs. 115,967,837

RIF: J-000029709 NIT: 0000011550

Unofficial Convenience Translation

Balance at February 28, 2005 (In thousands of Bolivars)

Assets	Month Ended 02/28/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	243,125,210	247,558,065
Cash	31,828,828	31,937,531
Central Bank of Venezuela	155,951,780	155,951,780
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	6,916,832	11,238,830
Main Office and Branches	0	0
Short Term Negotiable Instruments	48,427,770	48,430,464
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	325,549,165	468,182,219
Placements in The Central Bank of Venezuela and Interbanking Operations	284,392,422	288,083,184
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	3,222,743	13,328,388
Investment in Financial Instruments to be Collected at Maturity	14,930,000	141,797,399
Restricted Liquidity Investments	23,004,000	24,973,248
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	735,110,599	735,112,632
Current Loans	739,771,693	739,771,693
Restructured Loans	2,883,276	2,883,278
Overdue Loans	3,257,099	3,261,354
Loans in Litigation	1,629,044	1,629,044
(Allowance for Loan Portfolio)	(12,430,515)	(12,432,737)
Interest and Commissions Receivable	9,652,088	9,767,701
Revenues Receivable for Current Assets	28,552	28,552
Revenues Receivable for Investments in Financial Instruments	1,812,662	1,928,275
Revenues Receivable for Loan Portfolio	7,409,972	7,409,972
Commissions Receivable	'650,090	'650,090
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(249,188)	(249,188)
Investments in Subsidiaries, Affiliates and Branches	18,109,042	5,614,654
Investments in Subsidiaries and Affiliates	5,642,955	5,642,955
Investments in Branches	12,494,388	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	8,547,333	8,547,333
Durable Goods	27,704,613	27,704,613
Other Assets	22,438,859	22,863,342
Total Assets	**1,390,236,909**	**1,525,351,099**

Liabilities	Month Ended 02/28/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	953,732,301	1,084,008,694
Checking Account Deposits	608,945,204	696,778,148
Non-Interest Bearing Checking Accounts	320,863,645	320,863,645
Interest Bearing Checking Accounts	288,081,559	375,914,503
Other At-Sight Obligations	22,141,707	22,378,784
Money Desk Operations Obligations	0	0
Savings Deposits	168,617,091	168,617,091
Time Deposits	121,617,288	122,154,142
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	32,411,011	74,080,529
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	115,600,725	120,344,869
Obligations with National Financial Institutions for up to one year	60,389,345	60,389,345
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	54,271,953	59,016,097
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	939,427	939,427
Other Obligations due to Intermediation	70,209	70,209
Interest and Commissions Payable	710,639	711,189
Expenses Payable for Deposits from the Public	616,076	616,626
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	94,563	94,563
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	143,222,118	143,315,221
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,213,335,992**	**1,348,450,182**
Operations	10,533,080	10,533,080

Shareholder's Equity	Month Ended 02/28/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	48,641,183	48,641,183
Adjustments to Shareholder's Equity	0	0
Retained Earnings	38,495,641	38,495,641
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	1,445,117	1,445,117
(Treasury Shares)	0	0
Total Shareholder's Equity	**166,367,837**	**166,367,837**
Total Liabilities and Shareholder's Equity	**1,390,236,909**	**1,525,351,099**
Contingent Debtor Accounts	254,311,809	254,684,702
Trust Assets	2,398,727,538	2,398,727,538
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,885,257,849	1,886,367,387
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	2,268,500	2,268,500
Accumulated Loans to Agricultural Sector	93,727,718	93,727,718
Deposits of Official Entities	1,544,511	1,544,511
Micro Credits	23,254,429	23,254,429
Current Loans Adapted to Resolution Number 056.03	6,296,187	6,296,187
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	897,012	4,311,868	0	0	0	5,208,880
Guaranty	0	2,038,064,509	0	0	0	2,038,064,509
Administration	1,935,435	352,770,217	166,603	62,597	519,297	355,454,149
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,832,447**	**2,395,146,594**	**166,603**	**62,597**	**519,297**	**2,398,727,538**

Statement of Published Earnings for the Period from January 01, 2005 - February 28, 2005 (in thousands of Bolivars)

Unofficial Translation

	2 Months Ended 02/28/2005	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	26,386,704	26,874,983
Current Assets Income	443	1,274
Investments in Financial Instrument Income	7,226,327	7,713,775
Loan Portfolio Income	18,864,587	18,864,587
Other Accounts Receivable Income	'295,190	'295,190
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Fiancial Income	157	157
Financial Expenses	4,115,441	4,213,765
Deposit from Public Expenses	3,827,034	3,925,265
Obligations with Central Bank of Venezuela	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	'275,510	275,603
Obligations due to Intermediation Expenses	12,897	12,897
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	22,271,263	22,661,218
Recovery of Financial Assets Income	'301,550	'301,550
Non-Collectibles and Devalutation of Financial Assets Expenses	253,044	253,044
Non-Collectibles of Debts and other Accounts Receivable Expenses	253,044	253,044
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	22,319,769	22,709,724
Other Operative Income	6,561,604	6,431,709
Other Operative Expenses	1,072,380	1,125,745
Intermediation Margin	27,808,993	28,015,688
Tansformation Expenses	15,456,767	15,556,054
Personnel Expenses	7,398,581	7,414,896
General and Administrative Expenses	6,870,420	6,953,392
FOGADE Contributions	918,809	918,809
Superintendence of Banks Constributions	268,957	268,957
Gross Operative Margin	12,352,226	12,459,634
Realizable Goods Income	311,445	311,445
Special Programs Income	0	0
Various Operative Income	578,312	585,012
Realizable Goods Expense	339,431	339,431
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	19,142	19,142
Various Operative Expenses	1,020,330	1,134,438
Net Business Margin	11,863,080	11,863,080

Extraordinary Income	0	0
Extraordinary Expenses	130,000	130,000
Income Before Taxes	11,733,080	11,733,080
Income Tax	1,200,000	1,200,000
Net Income	10,533,080	10,533,080

Financial Ratios

1. Stockholder's Equity

1.1. $\frac{\text{(Stockholder's Equity + Operations)}}{\text{Total Assets}} \times 100 = 12.73$

1.2. $\frac{\text{Non-Yielding Assets}}{\text{(Stockholders's' Equity + Operations)}} \times 100 = 178.83$

2. Banking Solvency and Assets' Quality

2.1. $\frac{\text{Allowance for Loan Portfolio Losses}}{\text{Gross Loan Portfolio}} \times 100 = 1.66$

2.2. $\frac{\text{Gross Immobilized Portfolio}}{\text{Gross Loan Portfolio}} \times 100 = 0.65$

3. Management

3.1. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Average Yielding Asset}} \times 100 = 1.29$

3.2. $\frac{\text{(Personnel Expenses + Operating Expenses)}}{\text{Financial Income}} \times 100 = 54.08$

4. Profitability

4.1. $\frac{\text{Net Income}}{\text{Average Asset}} \times 100 = 4.37$

4.2. $\frac{\text{Net Income}}{\text{Average Stockholder's' Equity}} \times 100 = 49.20$

5. Liquidity

5.1. $\frac{\text{Current Assets}}{\text{Deposits from the Public}} \times 100 = 25.49$

5.2. $\frac{\text{(Current Assets + Invetments in Negotiable Instruments)}}{\text{Deposits from the Public}} \times 100 = 59.63$

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid-in Capital: Bs. 50,400,000 - Reserves: Bs. 114,172,938

RIF: J-000029709 NIT: 0000011550

Unofficial Convenience Translation

Balance at March 31, 2005 (In thousands of Bolivars)

	Month Ended 03/31/2005	
Assets	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	280,952,877	288,099,099
Cash	37,510,113	37,631,837
Central Bank of Venezuela	155,237,235	155,237,235
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	57,820,375	64,788,129
Main Office and Branches	0	0
Short Term Negotiable Instruments	30,385,154	30,441,898
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	320,139,294	472,972,415
Placements in The Central Bank of Venezuela and Interbanking Operations	244,991,934	248,213,269
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	11,997,360	23,290,089
Investment in Financial Instruments to be Collected at Maturity	36,145,000	172,255,576
Restricted Liquidity Investments	27,005,000	29,213,481
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	740,099,348	740,101,360
Current Loans	744,610,598	744,610,598
Restructured Loans	3,983,171	3,983,171
Overdue Loans	2,471,158	2,476,153
Loans in Litigation	1,578,936	1,578,936
(Allowance for Loan Portfolio)	(12,544,515)	(12,547,498)
Interest and Commissions Receivable	11,197,397	11,363,161
Revenues Receivable for Current Assets	0	0
Revenues Receivable for Investments in Financial Instruments	3,230,170	3,395,934
Revenues Receivable for Loan Portfolio	7,337,947	7,337,947
Commissions Receivable	764,468	764,468
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(135,188)	(135,188)
Investments in Subsidiaries, Affiliates and Branches	19,690,443	5,614,669
Investments in Subsidiaries and Affiliates	5,642,970	5,642,970
Investments in Branches	14,075,774	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	8,354,914	8,354,914
Durable Goods	27,913,264	27,913,264
Other Assets	16,197,738	16,643,347
Total Assets	**1,424,545.275**	**1,571,062,229**

Liabilities	Month Ended 03/31/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	1,049,292,384	1,192,882,069
Checking Account Deposits	637,957,386	732,832,963
Non-Interest Bearing Checking Accounts	360,877,818	360,877,818
Interest Bearing Checking Accounts	277,079,568	371,955,145
Other At-Sight Obligations	68,210,450	68,227,795
Money Desk Operations Obligations	0	0
Savings Deposits	162,101,964	162,101,964
Time Deposits	149,378,395	149,979,702
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	31,644,189	79,739,645
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	108,971,585	111,666,435
Obligations with National Financial Institutions for up to one year	52,660,936	52,660,936
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	55,371,222	58,066,072
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	939,427	939,427
Other Obligations due to Intermediation	118,418	118,418
Interest and Commissions Payable	721,706	722,361
Expenses Payable for Deposits from the Public	597,526	598,181
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	124,180	124,180
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	82,318,966	82,550,730
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,241,423,059**	**1,387,940,013**
Operations	18,549,278	18,549,278

Shareholder's Equity	Month Ended 03/31/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	48,641,183	48,641,183
Adjustments to Shareholder's Equity	0	0
Retained Earnings	37,487,641	37,487,641
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	658,218	658,218
(Treasury Shares)	0	0
Total Shareholder's Equity	**164,572,938**	**164,572,938**
Total Liabilities and Shareholder's Equity	**1,424,545,275**	**1,571,062,229**
Contingent Debtor Accounts	279,740,564	280,158,122
Trust Assets	2,648,643,233	2,648,643,233
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	1,912,594,017	1,913,291,968
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	12,960,490	12,960,490
Accumulated Loans to Agricultural Sector	95,894,294	95,894,294
Deposits of Official Entities	1,390,809	1,390,809
Micro Credits	23,488,514	23,488,514
Current Loans Adapted to Resolution Number 056.03	5,920,030	5,920,030
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	893,053	4,594,280	0	0	0	5,487,333
Guaranty	0	2,277,787,738	0	0	0	2,277,787,738
Administration	1,913,803	362,720,606	'168,380	63,224	502,149	365,368,162
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,806,856**	**2,645,102,624**	**'168,380**	**63,224**	**502,149**	**2,648,643,233**

Statement of Published Earnings for the Period from January 01, 2005 - March 31, 2005 (in thousands of Bolivars)

Unofficial Translation

	3 Months Ended 03/31/2005	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	39,955,877	40,833,596
Current Assets Income	625	'2,440
Investments in Financial Instrument Income	10,372,140	11,248,044
Loan Portfolio Income	29,145,537	29,145,537
Other Accounts Receivable Income	426,993	426,993
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Fiancial Income	10,582	10,582
Financial Expenses	5,799,006	5,980,740
Deposit from Public Expenses	5,419,255	5,598,539
Obligations with Central Bank of Venezuela	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	360,363	362,813
Obligations due to Intermediation Expenses	19,388	19,388
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	34,156,871	34,852,856
Recovery of Financial Assets Income	320,364	320,364
Non-Collectibles and Devalutation of Financial Assets Expenses	253,044	253,538
Non-Collectibles of Debts and other Accounts Receivable Expenses	253,044	253,044
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	34,224,191	34,919,682
Other Operative Income	13,566,009	13,368,448
Other Operative Expenses	2,399,540	2,495,557
Intermediation Margin	45,390,660	45,792,573
Tansformation Expenses	24,654,347	24,817,467
Personnel Expenses	12,129,455	12,155,565
General and Administrative Expenses	10,743,244	10,880,254
FOGADE Contributions	1,378,213	1,378,213
Superintendence of Banks Constributions	403,435	403,435
Gross Operative Margin	20,736,313	20,975,106
Realizable Goods Income	713,054	713,054
Special Programs Income	0	0
Various Operative Income	919,150	926,653
Realizable Goods Expense	463,514	463,514
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	28,713	28,713
Various Operative Expenses	1,540,160	1,786,456
Net Business Margin	20,336,130	20,336,130

Extraordinary Income	226,648	226,648
Extraordinary Expenses	213,500	213,500
Income Before Taxes	20,349,278	20,349,278
Income Tax	1,800,000	1,800,000
Net Income	18,549,278	18,549,278

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 12.85	4.1. Net Income / Average Asset x 100 = 5.13
1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 174.28	4.2. Net Income / Average Stockholder's' Equity x 100 = 41.57
2. Banking Solvency and Assets' Quality	5. Liquidity
2.1. Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 1.67	5.1. Current Assets / Deposits from the Public x 100 = 26.78
2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0.54	5.2. (Current Assets + Invetments in Negotiable Instruments) / Deposits from the Public x100 = 51.27
3. Management	
3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 7,96	
3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 57.24	

Venezolano de Crédito, S.A. Banco Universal

Issued and Paid-in Capital: Bs. 50,400,000 - Reserves: Bs. 114,172,938

RIF: J-000029709 NIT: 0000011550

Unofficial Convenience Translation

Balance at April 30, 2005 (In thousands of Bolivars)

	Month Ended 04/30/2005	
Assets	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	269,079,588	277,690,091
Cash	30,296,866	30,420,734
Central Bank of Venezuela	167,195,727	167,195,727
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	31,586,052	40,033,517
Main Office and Branches	0	0
Short Term Negotiable Instruments	40,000,943	40,040,113
(Allowances for Current Assets)	0	0
Investments in Financial Instruments	340,709,444	499,611,761
Placements in The Central Bank of Venezuela and Interbanking Operations	216,852,739	221,007,102
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	12,046,705	23,351,112
Investment in Financial Instruments to be Collected at Maturity	75,665,000	216,896,047
Restricted Liquidity Investments	36,145,000	38,357,500
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments)	0	0
Loan Portfolio	750,233,517	750,235,530
Current Loans	754,634,676	754,634,676
Restructured Loans	3,861,613	3,861,613
Overdue Loans	2,714,686	2,719,681
Loans in Litigation	1,562,318	1,562,318
(Allowance for Loan Portfolio)	(12,539,776)	(12,542,758)
Interest and Commissions Receivable	10,359,107	10,518,445
Revenues Receivable for Current Assets	0	0
Revenues Receivable for Investments in Financial Instruments	1,464,029	1,623,367
Revenues Receivable for Loan Portfolio	8,014,622	8,014,622
Commissions Receivable	1,015,644	1,015,644
Revenues and Commissions Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(135,188)	(135,188)
Investments in Subsidiaries, Affiliates and Branches	19,790,036	5,614,716
Investments in Subsidiaries and Affiliates	5,643,017	5,643,017
Investments in Branches	14,175,320	0
(Allowance for Investments in Subsidiaries, Affiliates and Branches)	(28,301)	(28,301)
Liquid Assets	8,239,128	8,239,128
Durable Goods	28,505,383	28,505,383
Other Assets	18,158,756	18,581,298
Total Assets	**1,445,074,959**	**1,598,996,352**

Liabilities	Month Ended 04/30/2005	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	935,186,927	1,085,118,079
Checking Account Deposits	590,583,452	692,576,967
Non-Interest Bearing Checking Accounts	338,202,274	338,202,274
Interest Bearing Checking Accounts	252,381,178	354,374,693
Other At-Sight Obligations	32,033,235	32,496,047
Money Desk Operations Obligations	0	0
Savings Deposits	162,700,872	162,700,872
Time Deposits	118,490,592	119,091,961
Securities Issued by the Institution	0	0
Restricted Deposits from the Public	31,378,776	78,252,232
Obligations with Central Bank of Venezuela	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	231,648,062	235,413,192
Obligations with National Financial Institutions for up to one year	25,103,812	25,103,812
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	199,307,796	203,072,926
Obligations with Foreign Financial Institutions for more than one year	6,433,800	6,433,800
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	802,654	802,654
Other Obligations due to Intermediation	420,126	420,126
Interest and Commissions Payable	642,651	643,066
Expenses Payable for Deposits from the Public	618,276	618,691
Expenses Payable for Obligations with Central Bank of Venezuela	0	0
Expenses Payable for Deposits and obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	24,375	24,375
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	80,216,457	80,441,153
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,248,114,223**	**1,402,035,616**
Operations	32,326,775	32,326,775

Shareholder's Equity	Month Ended 04/30/2005 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	50,400,000	50,400,000
Paid-in Capital	50,400,000	50,400,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	48,641,183	48,641,183
Adjustments to Shareholder's Equity	0	0
Retained Earnings	37,487,641	37,487,641
Unrealized Gain or Loss on Investments in Financial Instruments Available for Sale	719,241	719,241
(Treasury Shares)	0	0
Total Shareholder's Equity	**164,633,961**	**164,633,961**
Total Liabilities and Shareholder's Equity	**1,445,074,959**	**1,598,996,352**
Contingent Debtor Accounts	292,382,938	292,800,495
Trust Assets	2,661,729,820	2,661,729,820
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges (Residential Mutual Fund)	0	0
Other Debtor Accounts for Residential Mutual Fund	0	0
Other Memoranda Item's Debtor Accounts	2,077,960,358	2,098,389,993
Other Registration Debtor Accounts	0	0
Transferred Investments	0	0
Month's Loans to Agricultural Sector	4,666,000	4,666,000
Accumulated Loans to Agricultural Sector	95,788,359	95,788,359
Deposits of Official Entities	1,849,799	1,849,799
Micro Credits	24,907,367	24,907,367
Current Loans Adapted to Resolution Number 056.03	5,919,832	5,919,832
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Saving System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Public, State Municipal and District Capital's Administrations	Decentralized Entities and Other Entities Under Special Administration	Total
Investment	896,015	5,158,068	0	0	0	6,054,083
Guaranty	0	2,279,080,760	0	0	0	2,279,080,760
Administration	1,848,485	374,006,066	170,087	63,816	506,523	376,594,977
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**2,744,500**	**2,658,244,894**	**170,087**	**63,816**	**506,523**	**2,661,729,820**

Statement of Published Earnings for the Period from January 01, 2005 - April 30, 2005 (in thousands of Bolivars)

Unofficial Translation

	4 Months Ended 04/30/2005	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	54,345,283	55,562,565
Current Assets Income	987	11,882
Investments in Financial Instrument Income	13,515,486	14,721,873
Loan Portfolio Income	40,267,931	40,267,931
Other Accounts Receivable Income	550,295	550,295
Investments in Subsidiaries, Affiliates and Branches Income	0	0
Main Office and Branches Income	0	0
Other Fiancial Income	10,584	10,584
Financial Expenses	7,372,004	7,632,237
Deposit from Public Expenses	6,850,505	7,095,566
Obligations with Central Bank of Venezuela	0	0
Deposit and Obligations with National Savings and Loan Bank Expenses	0	0
Other Financings Expenses	495,512	510,684
Obligations due to Intermediation Expenses	25,987	25,987
Subordinated Obligations Expenses	0	0
Obligations Convertible to Capital Expenses	0	0
Main Office and Branches Expenses	0	0
Other Financial Expenses	0	0
Gross Financial Margin	46,973,279	47,930,328
Recovery of Financial Assets Income	11,321,444	11,321,444
Non-Collectibles and Devalutation of Financial Assets Expenses	253,044	253,538
Non-Collectibles of Debts and other Accounts Receivable Expenses	253,044	253,538
Constitution of Allowances and Adjustments of Current Assets	0	0
Net Financial Margin	58,041,679	58,998,234
Other Operative Income	17,472,407	17,270,395
Other Operative Expenses	3,135,347	3,263,951
Intermediation Margin	72,378,739	73,004,678
Tansformation Expenses	35,063,130	35,301,781
Personnel Expenses	17,976,983	18,010,932
General and Administrative Expenses	14,710,616	14,915,318
FOGADE Contributions	1,837,618	1,837,618
Superintendence of Banks Constributions	537,913	537,913
Gross Operative Margin	37,315,609	37,702,897
Realizable Goods Income	906,746	906,746
Special Programs Income	0	0
Various Operative Income	1,298,833	1,306,334
Realizable Goods Expense	'584,630	'584,630
Depreciation, Amortization and Devaluation of Diverse Assets Expenses	38,284	38,284
Various Operative Expenses	4,124,647	4,519,436
Net Business Margin	34,773,627	34,773,627

Extraordinary Income	226,648	226,648
Extraordinary Expenses	273,500	273,500
Income Before Taxes	34,726,775	34,726.775
Income Tax	2,400,000	2,400,000
Net Income	32,326,775	32,326,775

Financial Ratios

1. Stockholder's Equity	4. Profitability
1.1. (Stockholder's Equity + Operations) / Total Assets x 100 = 13.63 1.2. Non-Yielding Assets / (Stockholders's' Equity + Operations) x 100 = 171,91	4.1. Net Income / Average Asset x 100 = 6.31 4.2. Net Income / Average Stockholder's' Equity x 100 = 54.30
2. Banking Solvency and Assets' Quality	5. Liquidity
2.1. Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 1.64 2.2. Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 0.56	5.1. Current Assets / Deposits from the Public x 100 = 28.77 5.2. (Current Assets + Invetments in Negotiable Instruments) / Deposits from the Public x100 = 65.21
3. Management	
3.1. (Personnel Expenses + Operating Expenses) / Average Yielding Asset x 100 = 8.18 3.2. (Personnel Expenses + Operating Expenses) / Financial Income x 100 = 60.15	